

2025 ANNUAL REPORT

WEYCOGROUP

FLORSHEIM • STACY ADAMS • NUNN BUSH • BOGS

TO OUR SHAREHOLDERS

Our business was challenged during 2025 by new and changing U.S. tariffs and dampened consumer sentiment. Our overall net sales decreased by 5% compared to 2024, and while we are never content with a decline, we are proud of the work done by our production and sales teams to navigate these economic headwinds.

In the second quarter, while the U.S. government was negotiating tariffs with various countries, we leveraged our strong relationships with our third-party manufacturers to strategically keep production running on key programs and hold finished goods overseas until tariffs were reduced to commercially viable levels. At the same time, we shifted production to diversify our manufacturing base. As a result, we were able to deliver nearly 100% of our Fall shipments on time and substantially avoided paying peak tariffs.

The new tariffs in 2025 resulted in gross margin compression despite discounts extended by our third-party manufacturers and our mid-year 10% selling price increase. Decreased sales volumes and lower gross margins in 2025 resulted in lower operating earnings.

Our Florsheim brand achieved $92 million in North American Wholesale sales in 2025, an all-time record. Sell-throughs of traditional dress and refined casual footwear have been strong, and the brand continues to make progress in the hybrid and dress sneaker categories.

Nunn Bush sales declined 10% in 2025. The mid-tier trade channels, which account for the majority of Nunn Bush's volume, remain under pressure, and Nunn Bush faced increased competition from private-label programs, as stores seek to improve margins. We believe we are taking the necessary steps to return Nunn Bush to growth, including value-engineering product to meet key price points while delivering attributes and benefits not typically found in private-label offerings. Retail sell-throughs of Nunn Bush remain solid.

Stacy Adams' sales declined 9% for the year, reflecting continued challenges in the fashion dress shoe market. While the Stacy Adams brand remains a leader in this category, retailers are devoting less inventory and shelf space to dress shoes. Our focus with Stacy Adams continues to be on expanding categories beyond its core elevated dress offerings.

Our BOGS business remained difficult, with sales down 11% for the year. While early winter cold and snowfall resulted in strong sell-through of BOGS product, Fall sell-ins declined compared to the prior year as retailers maintained a conservative, chase-based inventory strategy for seasonal product. Retailers ended the season with clean inventories, and we are now seeing strong booking increases for Fall 2026. While we are optimistic about improvement in 2026, we remain mindful of the long-term impact of climate change on the weather boot category. Our priority continues to be the development of footwear designed for multi-season use.

Net sales in our retail segment declined 8% for the year. In 2025, our e-commerce consumer was increasingly value-oriented. While our overall inventory position is significantly cleaner than in the prior two years, it resulted in lower conversion among customers motivated by clearance discounts. As we enter the new year, we remain disciplined in our approach to inventory management and anticipate a lower level of clearance sales. We believe there is a meaningful opportunity to drive full-price sales through improved storytelling across our brand portfolio and clearer communication of product attributes and benefits.

Florsheim Australia's net sales were flat in 2025, increasing 2% in local currency. Florsheim Australia, which includes New Zealand, South Africa, and our Asia wholesale business, remains a work in progress. While certain areas, such as Australian e-commerce, delivered solid gains, we continue to face challenges in our Australian wholesale business, where improvements are necessary to drive profitability.

On January 9, 2026, in addition to our regular fourth quarter dividend of $0.27 per share, we paid a special cash dividend of $2.00 per share, for a total dividend distribution of $21.4 million. We were pleased to provide this return of capital to our shareholders. Our strong financial performance over the past several years led to a buildup of cash in excess of the amount necessary to fund operations, capital expenditures, and fulfill corporate obligations. Looking ahead, we believe our strong balance sheet and liquidity will continue to allow us to fund organic growth, invest in our business, and remain opportunistic with respect to future strategic opportunities or share repurchases.

On February 20, 2026, the U.S. Supreme Court ruled that the International Emergency Economic Powers Act (IEEPA) does not authorize the President to impose tariffs, invalidating the tariffs enacted since February 2025. The matter has been remanded to a lower court for further proceedings, including issues relating to implementation and potential refunds. We paid approximately $16 million of incremental tariffs in 2025. In December 2025, we filed a lawsuit seeking a refund for amounts paid in connection with tariffs imposed pursuant to IEEPA.

In 2026, we are prioritizing financial oversight and operational discipline to reposition our brands and business lines for renewed growth, and restore our profitability to previous levels.

We thank you for your interest in and support of our Company.

Thomas W. Florsheim, Jr.
Chairman and Chief Executive Officer

John W. Florsheim
President and Chief Operating Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025, or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from .... to ....

Commission file number 000-09068

WEYCO GROUP, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	39-0702200
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 W. Estabrook Boulevard, Glendale, WI 53212
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(414) 908-1600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock - $1.00 par value per share	WEYS	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☒ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of the close of business on June 30, 2025, was $205,790,000. This was based on the closing price of $33.16 per share as reported by Nasdaq on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter.

As of March 1, 2026, there were 9,531,509 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Shareholders scheduled for May 5, 2026, are incorporated by reference in Part III of this report.

WEYCO GROUP, INC.
Table of Contents to Annual Report on Form 10-K
Year Ended December 31, 2025

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This report contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements represent our good faith judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. Such statements can be identified by the use of words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "likely," "plans," "predicts," "projects," "should," "will," or variations of such words, and similar expressions. Forward-looking statements, by their nature, address matters that are, to varying degrees, uncertain. Therefore, the reader is cautioned that these forward-looking statements are subject to a number of risks, uncertainties or other factors that may cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors described in this report under Item 1A, "Risk Factors." We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART 1

ITEM 1   BUSINESS

The Company is a Wisconsin corporation incorporated in the year 1906 as Weyenberg Shoe Manufacturing Company. Effective April 25, 1990, the name of the corporation was changed to Weyco Group, Inc.

Weyco Group, Inc., and its subsidiaries (collectively, "we," "our," "us," and the "Company") designs, markets, and distributes quality and innovative footwear principally for men, but also for women and children, under a portfolio of well-recognized brand names including: Florsheim, Nunn Bush, Stacy Adams, and BOGS. Trademarks we maintain on our brands are important to our business. Our products consist primarily of mid-priced leather dress shoes, casual footwear composed of man-made materials and leather, and outdoor boots, shoes, and sandals. Our footwear is available in a broad range of sizes and widths, primarily designed to meet the needs and desires of the general American population.

We purchase finished shoes from outside suppliers, primarily located in China and India, and to a lesser extent, in Cambodia, Vietnam, and the Dominican Republic. Almost all of these foreign-sourced purchases are denominated in U.S. dollars. While we source from more than 80 suppliers, our two largest suppliers, located in China, each accounted for more than 10% of our total inventory purchases in 2025. Costs from our suppliers have historically been relatively stable, although in recent years there have been upward cost pressures due to higher freight, labor, and material costs. In addition, tariffs and other trade protection measures, including the incremental tariffs imposed by the U.S. government in 2025, specifically on goods sourced from China, have increased our cost of goods across all brands.

Our business is separated into two reportable segments – the North American wholesale segment ("Wholesale") and the North American retail segment ("Retail"). We also have other wholesale and retail businesses overseas in Australia and South Africa (collectively, "Florsheim Australia"). Florsheim Australia previously included operations in the Asia-Pacific region, but we completed the wind down of that business in 2024.

Sales in our Wholesale segment, which include both wholesale sales and worldwide licensing revenues, constituted 78% and 79% of total net sales in 2025 and 2024, respectively. At Wholesale, our shoes are marketed by retailers throughout the United States and Canada in more than 10,000 shoe, clothing and department stores. In 2025 and 2024, no individual customer accounted for or exceeded 10% of our total net sales. We employ traveling salespeople and independent sales representatives who sell our products to retail outlets. Shoes are shipped to these retailers primarily from our distribution center in Glendale, Wisconsin. In the men's footwear business, there is generally no identifiable seasonality, although new styles are historically developed and shown twice each year, in spring and fall. With the BOGS brand, its strong presence in the winter and outdoor boot category results in some seasonality; the majority of BOGS sales occur in the third and fourth quarters. Consistent with industry practices, we carry significant amounts of inventory to meet customer delivery requirements and periodically provide extended payment terms to customers. We also have licensing agreements with third parties who sell our branded apparel, accessories, and specialty footwear in the United States, as well as our footwear in Mexico and certain markets overseas.

Sales in our Retail segment constituted 13% of total net sales in both 2025 and 2024. The Retail segment consists of e-commerce businesses and four brick and mortar stores in the United States. Retail sales are made directly to consumers on our websites, or by our employees in our stores. We believe that the results of our Retail segment will continue to be driven by our e-commerce businesses, as we have a limited number of brick-and-mortar stores. We intend to continue to focus on investing in and growing our e-commerce businesses.

Sales of our other businesses constituted 9% and 8% of total net sales in 2025 and 2024, respectively. These sales came from our retail and wholesale operations at Florsheim Australia.

As of December 31, 2025, we employed 569 persons worldwide, of whom 408 were full-time employees.

Brand recognition, price, quality, and service, are all important competitive factors in the shoe industry. We have a design department that continually reviews and updates product designs. Compliance with environmental and other government regulations historically has not had, and is not expected to have, a material impact on our results of operations, although there can be no assurances as to the future.

We make available, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements on Schedule 14A and all amendments to those reports upon written or telephone request. Investors can also access these reports through our website, *www.weycogroup.com,* as soon as reasonably practical after we file or furnish those reports to the Securities and Exchange Commission ("SEC"). The contents of our website are not incorporated by reference and are not a part of this filing. Also available on our website are various documents relating to our corporate governance, including our Code of Business Ethics.

ITEM 1A   RISK FACTORS

There are various factors that affect or might affect our business, results of operations and financial condition, many of which are beyond our control. The following is a description of some of the material factors that could materially and adversely affect our reputation, business, results of operations and financial condition. These disclosures reflect the Company's beliefs and opinions as to factors that could materially and adversely affect the Company and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

Risk factors related to our operations

We rely on independent foreign sources of production and the availability of leather, rubber and other raw materials; a deterioration in our relationships, or other issues affecting such manufacturers and/or issues with the availability of raw materials could have unfavorable effects on our business.
We purchase all our products from independent foreign manufacturers, primarily in China and India. Although we believe that we have good working relationships with our manufacturers, we do not have long-term contracts with them. Thus, we could experience increases in manufacturing costs, disruptions in the timely supply of products or unanticipated reductions in manufacturing capacity, any of which could negatively impact our business, results of operations and financial condition. We can move production to different suppliers; however, the transition may not occur smoothly or quickly, or at the same cost, which could result in us missing customer delivery date requirements and, consequently, we could lose future orders and our reputation may be harmed.

Our use of foreign sources of production results in relatively long production and delivery lead times. Therefore, we typically forecast demand at least five months in advance. If our forecasts are wrong or there are significant changes in demand, it would result in a loss of sales if we do not have enough product on hand or in reduced margins if we have excess inventory that needs to be sold at discounted prices.

Our ability to import products in a timely and cost-effective manner may be affected by disruptions at U.S. or foreign ports or other transportation facilities, such as those due to labor disputes and work stoppages, political unrest, trade protection measures or trade wars, severe weather (climate change may increase the frequency and severity of severe weather conditions or events), outbreaks of infectious diseases, or security requirements in the United States and other countries. These issues could delay importation of products or require us to locate alternate ports or warehousing providers to avoid disruption to our customers. These alternatives may not be available on short notice or could result in higher transportation costs, which could have a material adverse impact on our overall profitability.

Our products depend on the availability of raw materials, especially leather and rubber. Any significant shortages of quantities or increases in the cost of leather or rubber would have an adverse effect on our business and results of operations, unless we were able to pass such costs along to our customers.

Government actions and regulations, such as export restrictions, tariffs and other trade protection measures could adversely affect our business.
Additional risks associated with foreign sourcing that could negatively impact our business include adverse changes in foreign economic conditions, import regulations, restrictions on the transfer of funds, duties, tariffs, quotas and political or labor interruptions, foreign currency fluctuations, expropriation, and nationalization. It is difficult to predict the effects of current or future tariffs and other trade barriers and disputes, and our efforts to reduce the effects of tariffs through pricing and other measures may not be effective.

In February 2026, the U.S. Supreme Court ruled that the International Emergency Economic Powers Act (IEEPA) does not authorize the President to impose tariffs and remanded related matters for further proceedings, however, certain other tariffs remain in effect. U.S. trade policies remain fluid and unpredictable. We cannot predict the timing or outcome of any proceedings relating to the incremental tariffs or whether, when or to what extent we will ultimately receive any refunds of amounts previously paid.

Other effects of these changes, including impacts on the price of raw materials, could also have significant impacts on our results of operations. Furthermore, we may not be able to increase prices for our products enough to offset tariffs, which could impact our margins. If we raise prices in response to tariffs, the demand for our products may decrease, which could have a negative impact on our sales. We cannot predict what further action may be taken with respect to export restrictions, tariffs or trade relations between the U.S. and other governments, and any further changes in U.S. or international trade policy could have an adverse impact on our business, financial condition and results of operations.

A disruption in our supply chain could adversely affect our profitability.
Most of our products for North American distribution are shipped to us via ocean freight carriers to ports primarily on the west coast of North America. Our reliance on ocean freight transportation for the delivery of our inventory exposes us to various inherent risks, including port congestion, severe weather conditions, labor issues, natural disasters, and terrorism, any of which could result in delivery delays and inefficiencies, increased costs and disruption of business. In recent years, our supply chain was disrupted by congestion throughout the supply chain, domestic port and warehousing delays, and container shortages, resulting in us incurring premium freight charges on a portion of our imports. In addition to these factors, global inflation has contributed to already higher incremental freight costs. Severe disruptions of the supply chain may force us to use more expensive methods to ship our products, and we may not be able to meet our customers' delivery requirements, which may result in the loss of sales.

Any severe and prolonged disruption to ocean freight transportation could force us to rely on alternate and more expensive transportation systems. Efficient and timely inventory deliveries and proper inventory management are important factors in our operations. Extended delays and disruptions in shipments could result in changes in the availability of inventory, increased shipping costs, or missed sales that may materially adversely impact our business and results of operations.

Loss of the services of our top executives and an inability to effectively manage leadership transitions, could adversely affect the business.
Thomas W. Florsheim, Jr., our Chairman and Chief Executive Officer, and John W. Florsheim, our President, Chief Operating Officer and Assistant Secretary, each have a strong heritage within our Company and the footwear industry. They possess knowledge, relationships and reputations based on their lifetime exposure to and experience at our Company and the industry. The unexpected loss of either one or both of our top executives could have an adverse impact on our performance. A loss of the skills, industry knowledge, contacts, and expertise of any of our senior executives could cause a setback to our operating plan and strategy. In addition, transitions of important responsibilities to new individuals include the possibility of disruptions, which could negatively impact our business and results of operations.

If we fail to maintain effective internal control procedures over our financial reporting and disclosures, investor confidence may be adversely affected thereby affecting the value of our stock price.
We are required to maintain proper internal control over our financial reporting and adequate controls related to our disclosures. Under applicable regulations, internal control over financial reporting is defined as a process designed by, or under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. If we fail to maintain adequate controls resulting in a material weakness in our internal control over financial reporting, and/or if we are unable to remediate a material weakness on a timely basis, our business, results of operations, financial condition and/or the value of our stock may be adversely impacted.

We may not be able to successfully integrate new brands and businesses.
We continue to look for acquisition opportunities. Those search efforts could be unsuccessful and costs could be incurred in any failed efforts. Further, if and when an acquisition occurs, we cannot guarantee that we will be able to successfully integrate the brand into our current operations, or that any acquired brand would achieve results in line with our historical performance or our specific expectations for the brand.

Risk factors related to our business and industry

Decreases in disposable income and general market volatility in the U.S. and global economy may adversely affect our Company.
Spending patterns in the footwear market, particularly those in the moderate-priced market in which a majority of our products compete, have historically been correlated with consumers' disposable income. As a result, the success of our Company is affected by changes in general economic conditions, especially in the United States. Factors affecting discretionary income for our consumers include, among others, gas and energy costs, inflation rates, employment rates, interest rates and taxation. Additionally, changes in the economy and consumer behavior generally impact the financial strength and buying patterns of retailers, which also affects our results. Volatile, unstable, or weak economic conditions, or a worsening of conditions, could adversely affect our sales volume and overall performance.

We are subject to risks related to operating in the retail environment that could adversely impact our business.
We are subject to risks associated with doing business in the retail environment, primarily in the United States. The U.S. retail industry has experienced a growing trend toward consolidation of large retailers. The merger of additional major retailers could result in us losing sales volume or increasing our concentration of business with a few large accounts, resulting in reduced bargaining power, which could increase pricing pressures and lower our margins.

We regularly assess our retail locations in the U.S. and overseas and have closed unprofitable retail locations and incurred costs related to such closures. Future closures could have a material adverse effect on our results.

As the popularity of online shopping for consumer goods continues to increase, our retail partners in the U.S. and abroad may experience decreased foot traffic, which could negatively impact their businesses. In addition, significant health pandemics or outbreaks of infectious diseases could also lead to decreases in foot traffic. Decreases in foot traffic had, and in the future may have, a negative impact on our sales to those customers, and adversely affect our results of operations.

We operate in a highly competitive environment, which may result in lower prices and reduced profits.
The footwear market is extremely competitive. We compete with numerous manufacturers, distributors and retailers of men's, women's and children's shoes, some of which are larger and have substantially greater resources than we do. We compete with these companies primarily on the basis of brand recognition, price, quality, and service, all of which are important competitive factors in the shoe industry. Our ability to compete effectively depends upon these factors, as well as our ability to deliver new products at the best value for the consumer, maintain positive brand recognition, and obtain sufficient retail floor space and effective product presentation at retail. If we do not remain competitive, future prospects, results of operations and financial condition would decline.

Changes in fashion trends and consumer preferences could negatively impact the Company.
Our success is dependent upon our ability to accurately anticipate and respond to rapidly changing fashion trends and consumer preferences. For example, purchases of dress and other dress-casual footwear were negatively affected during the COVID-19 pandemic as many consumers worked from home, and social and other occasion-related events were cancelled. Although many of these conditions have improved and evolved, consumers continue to gravitate toward casual shoes in lieu of traditional dress footwear. Additionally, a large portion of BOGS product is weather dependent and therefore can be negatively impacted by weather trends in North America. Failure to predict or effectively respond to trends or preferences could have an adverse impact on our sales volume and overall performance, as well as have a negative impact on our reputation.

We conduct business globally, which exposes us to the impact of foreign currency fluctuations as well as political, economic and social risks.
A portion of our revenues and expenses are denominated in currencies other than the U.S. dollar, with our primary exposures being to the Australian dollar and the Canadian dollar. We are therefore subject to foreign currency risks and foreign exchange exposure. Exchange rates can be volatile and could adversely impact our financial results.

We are exposed to other risks of doing business in foreign jurisdictions, including political, economic, or social instability, armed conflicts, acts of terrorism, civil unrest, changes in government policies and regulations, outbreaks of infectious diseases, severe weather events, natural disasters, and exposure to liabilities under anti-corruption laws (such as the U.S. Foreign Corrupt Practices Act). We are also exposed to risks relating to U.S. policy with respect to companies doing business in foreign jurisdictions. Additional legislation or other changes in the U.S. tax laws or interpretations could increase our U.S. income tax liability and adversely affect our after-tax profitability. Changes in tax policy or trade regulations, such as the disallowance of tax deductions on imported merchandise or the imposition of new tariffs on imported products, could have a material adverse effect on our business and results of operations.

Ongoing military and political conflicts have adversely affected the global economy and contributed to geopolitical instability. These situations remain uncertain, and it is difficult to predict the impact that the conflicts and actions taken in response to them will have on our business. Our business may be impacted as a result of various factors, including inflation and actions taken to combat inflation, increased energy prices, a slowing U.S. economy, ocean freight disruptions, increased cyber-attacks, and reduced consumer confidence.

Risk factors related to cybersecurity

We are dependent on information and communication systems to support our business and e-commerce sales. Significant interruptions could disrupt our business and damage our reputation.
We accept and fill the majority of our larger customers' orders through the use of Electronic Data Interchange (EDI), and we rely on our warehouse management system to efficiently process orders. Our corporate office relies on computer systems to efficiently process and record transactions. Significant interruptions in EDI, information and communication systems from power loss, telecommunications failure, malicious attacks, or computer system failure or other causes could significantly disrupt our business and operations, as well as damage our reputation. In addition, we sell footwear on our websites, and failures of our or other retailers' websites could adversely affect our sales, results, and reputation. The increasing sophistication of cyber threats, including those enabled by artificial intelligence (AI) tools, may increase the likelihood of attempts to compromise our systems or those of our third-party providers. Any such disruption or compromise could result in operational delays, data loss, increased costs, reputational harm, or litigation exposure, which could have a material adverse effect on our business, financial condition, and results of operation.

We are subject to the risk of data loss and security breaches, particularly in our retail segment and our e-commerce businesses.
We sell footwear in our retail stores and on our websites, and therefore we and/or our third-party credit card processors must process, store, and transmit large amounts of data, including personal information of our customers. Failure to prevent or mitigate data loss or other security breaches, including breaches of our technology and systems, could expose us or our customers to a risk of loss or misuse

of such information, which could adversely affect our operating results, result in litigation or potential liability, and/or otherwise harm our business and/or reputation. Our technology and systems, as well as those of our partners have, and in the future may, become the target of cyberattacks. To our knowledge, we have not experienced a material breach; however, in order to address these risks, we have secured cyber insurance and use third party technology and systems to aid in safeguarding our data and systems, including, without limitation, encryption and authentication technology, content delivery to customers, back-office support, and other functions. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party vendor, such measures cannot provide absolute security.

Risk factors related to environmental, social, and corporate governance ("ESG")

The Company could be negatively impacted by stakeholder reactions to our ESG initiatives.
In recent years, there has been increased focus on ESG matters by certain consumers, investors, employees, and other stakeholders, as well as by governmental and non-governmental organizations. Some organizations measure the performance of companies on ESG topics, and the results of these assessments may be widely publicized. In addition, some investment funds specialize in companies that perform well in such assessments. We have undertaken, and plan to continue undertaking, ESG initiatives. Any failure by us to meet our commitments, or loss of confidence on the part of customers, investors, employees, brand partners and other stakeholders as it relates to our ESG initiatives, could negatively impact our brands, business, financial condition, and our operating results. These impacts could be difficult and costly to overcome, even if such concerns were based on inaccurate or misleading information.

Achieving our ESG initiatives may result in increased costs in our supply chain, fulfillment, or corporate business operations, and could deviate from our initial estimates and have a material adverse effect on our business and financial condition. In addition, standards and research regarding ESG initiatives could change and become more onerous both for the Company and our third-party suppliers and vendors to meet successfully. Evolving data and research could undermine or refute the Company's current claims and beliefs that it has made in reliance on current research, which could also result in costs, a decrease in revenue, changes to projections or plans, and negative market perception that could have a material adverse effect on our business and financial condition. Further, while we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved in measuring and reporting on many ESG matters.

Furthermore, some stakeholders may disagree with our ESG initiatives and goals, as their views on these topics may change over time. These parties and regulators may also hold divergent opinions on these issues as well as conflicting expectations regarding our culture, values, goals and business, which may affect how we are regulated or perceived. Moreover, we may determine that it is in the best interest of the Company and our shareholders to prioritize other business investments over the achievement of our current ESG goals based on economic, technological developments, regulatory and social factors, business strategy or pressure from investors, activists, or other stakeholders.

Risk factors related to public health emergencies

Future public health emergencies could materially adversely affect our business, financial condition and results of operations.
Our business could be adversely impacted by the effects of public health epidemics, pandemics or other major health crises (collectively referred to as "public health crises"). Actual or threatened public health crises may have a number of adverse impacts, including volatility in the global economy, impacts to our customers' operations, or significant disruptions in waterborne transportation of cargoes and supply chain activity, caused by a variety of factors such as quarantines, supplier factory and office closures, or other government-imposed restrictions, any of which could adversely impact our business, financial condition, and results of operations. We are unable to predict the extent to which major health crises or other public health threats that may arise in the future may affect the United States and global economies. The degree to which any future disease outbreaks or public health threats may impact our revenues, results of operations and financial condition is uncertain, and would depend on future developments. The impact of major health crises may also exacerbate other risks discussed above, any of which could have a material effect on the Company.

Risks related to financing, investment, and pension matters

Volatility and uncertainty in the U.S. and global credit markets could adversely affect our business.
U.S. and global financial markets have at times been unstable and unpredictable, which has generally resulted in tightened credit markets with heightened lending standards and terms. Ongoing military and political conflicts have adversely affected the global economy and contributed to geopolitical instability. Volatility and instability in the credit markets pose various risks to us, including, among others, a negative impact on retailer and consumer confidence, limits to our customers' access to credit markets and interference with the normal

commercial relationships between us and our customers. Increased credit risks associated with the financial condition of some customers in the retail industry affects their level of purchases from us and the collectability of amounts owed to us, and in some cases, causes us to reduce or cease shipments to certain customers who no longer meet our credit requirements.

In addition, weak economic conditions and unstable and volatile financial markets could lead to certain of our customers experiencing cash flow problems, which may force them into higher default rates or to file for bankruptcy protection which may increase our bad debt expense or further negatively impact our business. Furthermore, interest rate volatility may increase the cost of financing for us, our customers, or vendors.

Risk factors related to our capital structure

The limited public float and trading volume for our Company's stock may have an adverse impact on the stock price or make it difficult to liquidate.
The Company's common stock is held by a relatively small number of shareholders. The Florsheim family and Company insiders own more than 50% of the stock. Other officers, directors, and members of management own stock or have the potential to own stock through previously granted stock options and restricted stock. Consequently, we have a relatively small public float and low average daily trading volume, which could affect a shareholder's ability to sell stock or the price at which it can be sold. In addition, future sales of substantial amounts of our common stock in the public market by large shareholders, or the perception that these sales could occur, may adversely impact the market price of the stock and the stock could be difficult for the shareholder to liquidate.

ITEM 1B   UNRESOLVED STAFF COMMENTS

None

ITEM 1C   CYBERSECURITY

Risk Management and Strategy
We face various cybersecurity risks and threats that could have a material adverse effect on our business, operations, financial performance, liquidity, and reputation. We have implemented processes and systems to identify, assess, and manage these risks and threats, as well as to prevent, detect, and respond to any cybersecurity incidents that may occur, which is integrated into our overall risk management process. We also have a comprehensive cybersecurity strategy, policy, and program that aligns with our business objectives and risk appetite. We regularly review and update our cybersecurity strategy, policy, and program to address the evolving nature and scope of cybersecurity risks and threats. In addition, we consider the cybersecurity practices of our third-party service providers, through a general security assessment and contractual requirements, as appropriate, before engaging them in order to help identify and mitigate cybersecurity risks associated with those providers.

We comply with various laws, regulations, standards, and guidance related to cybersecurity, such as the Sarbanes-Oxley Act of 2002, the Payment Card Industry Data Security Standard, the National Institute of Standards and Technology ("NIST") Cybersecurity Framework and the SEC's guidance on cybersecurity disclosures. Please refer to the risk factors described in this report under Item 1A, "Risk Factors," for a discussion of the potential impacts of future cybersecurity events.

Our Information Technology ("IT") security department, led by our Chief Information Officer ("CIO") and overseen by our Vice President of Information Systems ("IS"), holds primary responsibility for assessing and managing cybersecurity threats. Our CIO has more than 35 years of experience in IT and holds a bachelor's degree in Management of IS; his in-depth knowledge and experience are instrumental in developing and executing our cybersecurity strategies. Our Vice President of IS has more than 20 years of experience in various IT and IS roles, and holds a bachelor's degree in Accounting and Finance.

The Cybersecurity team at our Company monitors cybersecurity and operational risks associated with information security and system disruption. This team employs measures aimed at protecting against, detecting, and responding to cybersecurity threats, and has implemented processes and procedures in line with our information security management system to bolster and advance resilient programs. This encompasses:

- Continuously developing and evaluating our program in accordance with the NIST Cybersecurity Framework. This Framework serves as a reference to aid in the identification, assessment, and mitigation of cybersecurity risks pertinent to our business operations.
- Engaging third-party IT security vendors to conduct ongoing assessments and monitoring of our networks and devices. Additionally, we routinely collaborate with assessors, consultants, and other third-party entities to review our cybersecurity program. These efforts aim to identify areas requiring sustained attention, enhancement, and alignment with regulatory

requirements. Certifications held by our cybersecurity consultants include but are not limited to: CISSP, CISM, CCNP, and CMMC-RP.

- Conducting regular cybersecurity awareness training, which is available for all employees during which we provide seminars, presentations, and employee engagement activities designed to reinforce our employee information security training and enhance the culture and knowledge of cybersecurity risks among our employees.

Cybersecurity Governance

Our Audit Committee is provided with regular updates from management concerning cybersecurity developments, significant cybersecurity threats, risks and processes implemented to address these risks. Our Audit Committee receives presentations on cybersecurity topics from management as part of the Committee's continuing education on topics that impact the Company. Furthermore, management informs the Audit Committee as deemed necessary, about any notable cybersecurity incidents.

ITEM 2   PROPERTIES

The following facilities were operated by the Company or its subsidiaries as of December 31, 2025:

Location	Character	Owned/ Leased	Square Footage	% Utilized
Glendale, Wisconsin [1]	Two story office and distribution center	Owned	1,100,000	85 %
Montreal, Canada [1]	Multistory office and distribution center	Owned [3]	92,800	100 %
Surrey Hills, Victoria, Australia [2]	Multistory office	Leased	9,800	100 %
Tottenham, Victoria, Australia [2]	Single story distribution center	Leased	47,500	100 %

[1]   These properties are used principally by our North American Wholesale segment.
[2]   These properties are used principally by our other businesses which are not reportable segments.
[3]   We own a 50% interest in this property. See Note 9 of the Notes to Consolidated Financial Statements.

In addition to the above-described offices and distribution facilities, we also operate offices, distribution facilities, and retail shoe stores under various rental agreements. All of these facilities are suitable and adequate for our current operations. See Note 7 of the Notes to Consolidated Financial Statements and Item 1, "Business", above.

ITEM 3   LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings but are subject to certain legal proceedings and claims from time to time that arise out of the conduct of our business.

ITEM 4   MINE SAFETY DISCLOSURES

Not Applicable

INFORMATION ABOUT EXECUTIVE OFFICERS

The following individuals were executive officers of Company as of December 31, 2025:

Name	Position	Age
Thomas W. Florsheim, Jr. [1]	Chairman and Chief Executive Officer	67
John W. Florsheim [1]	President, Chief Operating Officer, and Assistant Secretary	62
Judy Anderson	Vice President, Chief Financial Officer and Secretary	58
Kate Destinon	Vice President, and President of Nunn Bush Brand	50
Jeff Douglass	Vice President, Marketing	44
Dustin Combs [2]	Vice President, and President of BOGS Brand	43
Brian Flannery	Vice President, and President of Stacy Adams Brand	64
Kevin Schiff	Vice President, and President of Florsheim Brand	57
George Sotiros	Vice President, Distribution and Chief Information Officer	59
Damian Walton	Vice President, and President of Florsheim Australia	52
Joshua Wisenthal [3]	Vice President, and President of Weyco Canada	43
Allison Woss	Vice President, Supply Chain	53

[1] Thomas W. Florsheim, Jr. and John W. Florsheim are brothers, and Chairman Emeritus Thomas W. Florsheim is their father.
[2] Dustin Combs and Riley Combs, Vice President of Sales for the BOGS Brand (who is not an Executive Officer), are brothers.
[3] Joshua Wisenthal's father, David Wisenthal, owns a 50% interest in a building that houses our Montreal, Canada office and distribution center. See Note 9 of the Notes to Consolidated Financial Statements.

Thomas W. Florsheim, Jr. has served as Chairman and Chief Executive Officer since 2002.

John W. Florsheim has served as President, Chief Operating Officer, and Assistant Secretary since 2002.

Judy Anderson has served as Vice President, Chief Financial Officer, and Secretary since May 6, 2022. Prior to this role, Ms. Anderson served as Vice President of Finance and Treasurer since 2004.

Kate Destinon has served as a Vice President of the Company and President of the Nunn Bush Brand since January 1, 2021.

Jeff Douglass has served as Vice President of Marketing since 2015.

Dustin Combs has served as a Vice President of the Company and President of the BOGS Brand since 2015.

Brian Flannery has served as a Vice President of the Company and President of the Stacy Adams Brand since 2007.

Kevin Schiff has served as a Vice President of the Company and President of the Florsheim Brand since 2010.

George Sotiros has served as Vice President of Distribution and Chief Information Officer since February 2025. Prior to this role, Mr. Sotiros served as Vice President of Information Systems and Distribution since 2017.

Damian Walton has served as a Vice President of the Company and President of Florsheim Australia since 2019.

Joshua Wisenthal has served as a Vice President of the Company and President of Weyco Canada since January 1, 2022. Prior to this role, Mr. Wisenthal served as a Vice President of the Company and a manager of our legacy brands in Canada since 2014.

Allison Woss has served as Vice President of Supply Chain since 2016.

PART II

ITEM 5   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Shares of our common stock are traded on the Nasdaq Stock Market under the symbol "WEYS." There were 74 holders of record of our common stock as of March 1, 2026.

Issuer Purchases of Equity Securities

In 1998, our stock repurchase program was established and approved by our Board of Directors. On several occasions since the program's inception, our Board of Directors increased the number of shares authorized for repurchase under the program. In total, 8.5 million shares have been authorized for repurchase. The maximum number of shares that may yet be repurchased under the program as of December 31, 2025, was 672,225. The table below presents information regarding the repurchases of our common stock in the three-month period ended December 31, 2025.

Period	Total Number of Shares Purchased		Average Price Paid Per Share	Total Number of Shares Purchased as Part of the Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
10/01/2025 - 10/31/2025	26,196	$	29.38	26,196	687,219
11/01/2025 - 11/30/2025	13,875	$	28.90	13,875	673,344
12/01/2025 - 12/31/2025	1,119	$	29.95	1,119	672,225
Total	41,190	$	29.23	41,190	

Dividends

In the fourth quarter of 2025, we declared our regular quarterly dividend of $0.27 per share as well as a special cash dividend of $2.00 per share, for a total of $21.6 million; this dividend was paid to shareholders on January 9, 2026. On March 3, 2026, we resumed our regular quarterly dividends as our Board of Directors declared a quarterly cash dividend of $0.27 per share to all shareholders of record on March 13, 2026, payable March 31, 2026. The Company currently expects that comparable regular quarterly cash dividends will be paid in future quarters in fiscal 2026.

Securities Authorized for Issuance Under Equity Compensation Plans

For equity compensation plan information, refer to Note 18, "Share-Based Compensation Plans," to the consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

ITEM 6   RESERVED

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

We design, market, and distribute quality and innovative footwear principally for men, but also for women and children, under a portfolio of well-recognized brand names including: Florsheim, Nunn Bush, Stacy Adams, and BOGS. Inventory is purchased from third-party overseas manufacturers. Almost all of these foreign-sourced purchases are denominated in U.S. dollars. We have two reportable segments, North American wholesale operations ("Wholesale") and North American retail operations ("Retail"). In the Wholesale segment, our products are sold to leading footwear, department, and specialty stores, as well as e-commerce retailers, primarily in the United States and Canada. We also have licensing agreements with third parties who sell our branded apparel, accessories, and specialty footwear in the United States, as well as our footwear in Mexico and certain markets overseas. Licensing revenues are included in our Wholesale segment. Our Retail segment consists of e-commerce businesses and four brick-and-mortar retail stores in the United States. Retail sales are made directly to consumers on our websites, or by our employees in our stores. Our "other" operations included our wholesale and retail businesses in Australia and South Africa (collectively, "Florsheim Australia"). Florsheim Australia previously included operations in the Asia-Pacific region, but we completed the wind down of that business in 2024. The majority of our operations are in the United States, and our results are primarily affected by the economic conditions and the retail environment in the United States.

This discussion summarizes the significant factors affecting the consolidated operating results, financial position, and liquidity of our Company for the two-year period ended December 31, 2025. This discussion should be read in conjunction with Item 8, "Financial Statements and Supplementary Data" below.

KNOWN TRENDS IMPACTING OUR BUSINESS

In early 2025, the U.S. imposed reciprocal and retaliatory ("incremental") tariffs on imported goods. Throughout 2025, incremental tariffs increased the cost of our products, resulting in gross margin compression.

On February 20, 2026, the U.S. Supreme Court ruled that the International Emergency Economic Powers Act (IEEPA) does not authorize the President to impose tariffs, invalidating the statutory basis for incremental tariffs enacted since February 2025. The matter has been remanded to the Court of International Trade for further proceedings, including issues relating to implementation and potential refunds. We paid approximately $16 million of incremental tariffs in 2025. In December 2025, we filed a lawsuit seeking a refund for amounts paid in connection with the incremental tariffs imposed pursuant to IEEPA.

The President responded to the ruling by announcing the implementation of a 10% across-the-board tariff under a separate statutory authority. The Administration has indicated that rates could be increased, subject to statutory limits. Certain other tariffs imposed under authorities independent of IEEPA remain in effect. U.S. trade policies remain fluid and unpredictable, creating near-term gross margin uncertainty. We have mitigation strategies in place and will continue to adjust as needed in response to future policy developments.

EXECUTIVE OVERVIEW

2025 was a difficult year for the Company, with sales declining 5% compared to 2024. While we are never content with a decline, given the challenges we faced related to tariffs and dampened consumer sentiment, we are pleased with the work done by our production and sales teams to navigate these economic headwinds.

For an extended period during the second quarter, we faced incremental tariff rates that rendered trade with China, our largest sourcing country, commercially prohibitive. Because the second quarter is a primary manufacturing period for our key Fall shipping window, this created a strong likelihood of disrupted deliveries to both our wholesale partners and our direct-to-consumer business. By strategically keeping production running on key programs and holding finished goods overseas, we positioned ourselves to deliver nearly 100% of our Fall shipments on time once tariffs were reduced to commercially viable levels.

Throughout 2025, new tariffs increased the cost of our products, resulting in gross margin compression despite a 10% price increase that took effect in July. Over the past year, we also made progress in diversifying our manufacturing base to be less China-centric.

Sales of our combined legacy business declined 4% for the year. Given the uncertain economic environment, particularly in soft goods, our Wholesale customers continued to take a conservative approach to inventory management.

The Florsheim brand achieved record sales of $92.0 million in 2025, a 2% increase over 2024. Sell-throughs of traditional dress and refined casual footwear have been strong, and the brand continues to make progress in the hybrid and dress sneaker categories.

Our Nunn Bush business declined 10% for the year. The mid-tier trade channels, which account for the majority of Nunn Bush's volume, remained under pressure, negatively impacting sales. As an opening price-point brand with major retailers, Nunn Bush also faces increased competition from private-label programs, as stores seek to improve margins. We believe we are taking the necessary steps to return Nunn Bush to growth, including value engineering product to meet key price points while delivering attributes and benefits not typically found in private-label offerings. Retail sell-through of Nunn Bush remains solid.

Stacy Adams' sales declined 9% for the year, reflecting continued challenges in the fashion dress shoe market. While the Stacy Adams brand remains a leader in this category, retailers are devoting less inventory and shelf space to dress shoes. Our focus with Stacy Adams continues to be on expanding categories beyond its core elevated dress offerings.

The BOGS business remains difficult, with sales down 11% for the year. While early winter cold and snowfall resulted in strong sell-through of BOGS product, Fall sell-in declined year over year as retailers maintained a conservative, chase-based inventory strategy for seasonal product. Retailers ended the season with lower inventory levels, and we are now seeing strong booking increases for Fall 2026. While we are optimistic about improvement this year, we remain mindful of the long-term impact of climate change on the weather boot category. Our priority continues to be the development of footwear designed for multi-season use.

During 2025, we made the strategic decision to wind down operations of the Forsake brand due to its sustained lack of growth and profitability. This decision is part of our ongoing effort to optimize our brand portfolio and focus on those brands with the greatest potential for long-term success. The closure of Forsake is not expected to have a material impact on our consolidated financial statements.

Net sales in our retail segment declined 8% for the year. In 2025, our e-commerce consumer was increasingly value-oriented. While our overall inventory position is cleaner than in the prior two years, which is positive, it resulted in lower conversion among customers motivated by clearance discounts. As we enter 2026, we remain disciplined in our approach to inventory management and anticipate a lower level of clearance sales.

Florsheim Australia's net sales increased for the year, increasing 2% in local currency. Florsheim Australia, which includes New Zealand, South Africa, and our Asia wholesale business, remains a work in progress. While certain areas, such as Australian e-commerce, delivered solid gains, we continue to face challenges in our Australian wholesale business, where improvements are necessary to drive profitability.

Sales and Earnings Highlights

Consolidated net sales for 2025 were $276.2 million, down 5% compared to $290.3 million in 2024. Consolidated gross earnings as a percent of net sales were 43.2% and 45.3% in 2025 and 2024, respectively. Operating earnings were $29.2 million, down 20% compared to $36.6 million in 2024. Net earnings were $23.1 million, or $2.41 per diluted share, in 2025, down from $30.3 million, or $3.16 per diluted share, in 2024.

Financial Position Highlights

At December 31, 2025, our cash and marketable securities totaled $100.9 million and we had no debt outstanding on our $40.0 million revolving line of credit. During 2025, we generated $37.3 million of cash from operations. We used cash to pay $7.7 million in dividends, repurchase $5.3 million of our common stock, and we had $1.8 million of capital expenditures during the year. Additionally, during January 2026, we paid our 2025 fourth quarter and special cash dividends totaling $21.4 million to shareholders.

CONSOLIDATED RESULTS OF OPERATIONS

	2025	2024
	(In thousands, except per share amounts)	
Net sales	$ 276,169	290,290
Cost of sales	156,941	158,765
Gross earnings	119,228	131,525
Selling and administrative expenses	90,056	94,911
Earnings from operations	29,172	36,614
Interest income	2,967	3,681
Interest expense	(2)	(15)
Other expense, net	(105)	(444)
Earnings before provision for income taxes	32,032	39,836
Provision for income taxes	8,954	9,516
Net earnings	$ 23,078	$ 30,320

Consolidated net sales declined 5% for the year, due mainly to lower demand in our Wholesale segment.

Consolidated gross earnings as a percentage of net sales were 43.2% in 2025, and 45.3% in 2024. The decrease in 2025 was primarily due to higher costs resulting from incremental tariffs enacted this year. Our cost of sales does not include distribution costs (e.g., receiving, inspection, warehousing, shipping, and handling costs) which are included in selling and administrative expenses. Consolidated distribution costs were $19.9 million and $21.5 million for the years ended December 31, 2025 and 2024, respectively.

Consolidated selling and administrative expenses as a percent of net sales were 33% in both 2025 and 2024.

Consolidated earnings from operations for 2025 were down 20% from the prior year. The decrease in 2025 mainly resulted from lower sales volumes and gross margins in our Wholesale segment.

Interest income decreased $0.7 million for the year, due mainly to lower interest rates in 2025. Other expense, net, primarily includes the non-service cost components of pension expense and net gains and losses on foreign currency transactions. The expense decreased in 2025, due to lower pension expense.

Our effective tax rates for 2025 and 2024 were 28.0% and 23.9%, respectively. See Note 13 in the Notes to Consolidated Financial Statements for additional information on income taxes.

Consolidated net earnings for 2025 were down 24% compared to 2024. The decrease mainly resulted from lower operating earnings in our Wholesale segment this year.

SEGMENT ANALYSIS

Net sales and earnings from operations for our reportable segments and the "other" category for the years ended December 31, 2025 and 2024, were as follows:

	Years ended December 31,		% Change
	2025	2024	
	(Dollars in thousands)		
Net Sales			
North American Wholesale	$ 216,754	$ 227,940	(5)%
North American Retail	35,716	38,701	(8)%
Other	23,699	23,649	0 %
Total	$ 276,169	$ 290,290	(5)%
Earnings from Operations			
North American Wholesale	$ 26,614	$ 31,514	(16)%
North American Retail	3,278	5,307	(38)%
Other	(720)	(207)	NM %
Total	$ 29,172	$ 36,614	(20)%

NM – Not meaningful

North American Wholesale Segment

Wholesale Net Sales

Net sales in our Wholesale segment for the years ended December 31, 2025 and 2024, were as follows:

	Years ended December 31,		% Change
	2025	2024	
	(Dollars in thousands)		
North American Wholesale Net Sales			
Stacy Adams	$ 44,556	$ 48,717	(9)%
Nunn Bush	45,436	50,428	(10)%
Florsheim	92,012	89,883	2 %
BOGS	32,038	35,861	(11)%
Forsake	970	1,018	(5)%
Total North American Wholesale	$ 215,012	$ 225,907	(5)%
Licensing	1,742	2,033	(14)%
Total North American Wholesale Segment	$ 216,754	$ 227,940	(5)%

Sales of Stacy Adams, Nunn Bush, and BOGS brands were down for the year, mainly as a result of lower demand, partially offset by the July 1, 2025 price increase. Conversely, Florsheim sales reached a record $92.0 million in 2025, driven by increased sales of dress and hybrid footwear. All our major brands' sales were adversely affected by a large customer who failed to timely adopt our new pricing structure in the third quarter of 2025. Licensing revenues consist of royalties earned on sales of branded apparel, accessories, and specialty footwear in the United States and on branded footwear in Mexico and certain overseas markets. Licensing revenues decreased in 2025, compared to 2024, in line with decreased licensees' sales of branded products.

Wholesale Earnings from Operations

Wholesale gross earnings as a percent of net sales were 37.5% in 2025 and 40.2% in 2024. Gross margins for the year were negatively impacted by incremental tariffs, discussed above. Wholesale selling and administrative expenses consist primarily of distribution costs, salaries and commissions, advertising costs, employee benefit costs, and depreciation. Wholesale selling and administrative expenses totaled $54.6 million for the year and $60.1 million last year. The decrease was largely due to lower employee costs. As a percent of net sales, wholesale selling and administrative expenses were 25% and 26% in 2025 and 2024, respectively. Wholesale operating earnings totaled $26.6 million for 2025, down 16% from $31.5 million in 2024, due to lower sales volumes and gross margins.

North American Retail Segment

Retail Net Sales

Retail net sales were $35.7 million in 2025, down 8% from a record $38.7 million in 2024. The decrease was primarily due to lower direct-to-consumer sales of Florsheim, BOGS and Stacy Adams footwear. BOGS website sales were also impacted by fewer promotional activities in 2025.

Retail Earnings from Operations

Retail gross earnings as a percent of net sales were 65.7% and 65.9% in 2025 and 2024, respectively. Retail operating earnings totaled $3.3 million for 2025 and $5.3 million last year. The decrease was primarily due to lower sales volumes. Selling and administrative expenses for the Retail segment consist primarily of freight, advertising expense, employee costs, rent and occupancy costs. Retail selling and administrative expenses were flat at $20.2 million in both 2025 and 2024. As a percent of net sales, Retail selling and administrative expenses were 57% in 2025 and 52% in 2024. Retail operating earnings were $3.3 million in 2025, down 38% from $5.3 million in 2024, mainly due to lower sales volumes.

Other

Our other operations consist of our retail and wholesale businesses in Australia and South Africa (collectively, "Florsheim Australia"). Florsheim Australia previously included operations in the Asia-Pacific region, but we completed the wind down of that business in 2024. Florsheim Australia's net sales remained relatively flat at $23.7 million and $23.6 million in 2025 and 2024, respectively. In local currency, Florsheim Australia's net sales were up 2% for the year, driven by growth in its retail businesses. Florsheim Australia's gross earnings as a percentage of net sales were 61.5% and 61.0% in 2025 and 2024, respectively. Florsheim Australia generated operating losses totaling $0.7 million for 2025 and $0.2 million in 2024.

OTHER INCOME AND EXPENSE AND TAXES

Most of our interest income is generated by investments in money market mutual funds and marketable securities. Interest income totaled $3.0 million in 2025 compared to $3.7 million in 2024. The decrease in 2025 was due to less interest earned on cash balances, resulting mainly from lower interest rates. Other expense, net, totaled $0.1 million in 2025 and $0.4 million in 2024. Other expense was down in 2025 due mainly to a decrease in the non-service cost components of pension expense.

Our effective tax rates for 2025 and 2024 were 28.0% and 23.9%, respectively. The 2025 effective tax rate differed from the U.S. federal statutory rate of 21% because of state taxes and the establishment of a valuation allowance on Florsheim Australia's deferred tax assets. The 2024 effective tax rate differed from the U.S. federal statutory rate of 21% due mainly to the impact of state taxes partially offset by income tax benefits from share-based compensation.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash, short-term marketable securities and our revolving line of credit. The following discussion focuses on information included in the accompanying Consolidated Statements of Cash Flows.

Operating Activities

Net cash provided by operating activities totaled $37.3 million for 2025, down from $37.7 million last year. The decrease was driven by lower net earnings. This impact was mostly offset by favorable cash flows from inventory, as the inventory balance decreased relative to the prior year. We believe our inventory levels are at a healthy level as we move into 2026.

Investing Activities

Net cash used in investing activities totaled $0.2 million in 2025, compared to $1.2 million in 2024. The decrease in cash usage was primarily due to higher proceeds from maturities and sales of marketable securities. Capital expenditures amounted to $1.8 million in 2025 and $1.4 million in 2024. Looking ahead, we expect total capital expenditures to range between $1.0 million and $3.0 million in 2026.

Financing Activities

Net cash used for financing activities totaled $13.2 million and $32.2 million in 2025 and 2024, respectively. The decrease was largely driven by a timing difference in our fourth-quarter and special cash dividend payments. The 2025 fourth-quarter and special dividend totaling $21.4 million was funded after year-end (in January 2026) while the 2024 fourth-quarter and special dividend totaling $21.6 million was pre-funded prior to year-end (in December 2024).

Cash dividends paid in 2025 totaled $7.7 million and included three dividend payments that were both declared and paid in 2025. Cash dividends paid in 2024 totaled $9.7 million and included four dividend payments: one that was declared in the fourth quarter of 2023 and paid in 2024 and three that were both declared and paid in 2024.

On March 3, 2026, our Board of Directors declared a first-quarter cash dividend of $0.27 per share to all shareholders of record on March 13, 2026, payable March 31, 2026.

We repurchase our common stock under our share repurchase program when we believe market conditions are favorable. In 2025, we purchased 176,691 shares at a total cost of $5.3 million through our share repurchase program. In 2024, we purchased 19,841 shares at a total cost of $0.6 million through our share repurchase program. As of December 31, 2025, there were 672,225 authorized shares remaining under the program.

On September 26, 2025, we amended our line of credit agreement. The Amendment ("Amended Credit Agreement") extended the maturity of our credit facility to September 25, 2026, and reduced the interest rate margin applicable to amounts outstanding by 15 basis points. Under the terms of the Amended Credit Agreement, there is a maximum available borrowing limit of $40.0 million, and amounts outstanding bear interest at the one-month term secured overnight financing rate ("SOFR") plus 110 basis points. The Amended Credit Agreement is secured by a lien against our general business assets, and contains representations, warranties and covenants (including a minimum tangible net worth financial covenant) that are customary for a facility of this type. At December 31, 2025 and 2024, there were no outstanding borrowings on the line of credit, and we were in compliance with all financial covenants.

Financing Activities – Non-cash

Our regular fourth-quarter 2024 and special cash dividend totaling $21.6 million were prefunded in December 2024 and paid to shareholders in January 2025. This dividend payment was reflected as a non-cash financing activity in the Consolidated Statements of Cash Flows for 2025.

Other

As of December 31, 2025, approximately $5.9 million of cash and cash equivalents was held by our foreign subsidiaries.

We continue to evaluate the best uses for our available liquidity, including, among other uses, capital expenditures, continued stock repurchases and acquisitions. We believe that available cash, marketable securities, and cash provided by operations will provide adequate support for the cash needs of the business for at least one year, although there can be no assurances.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the consolidated financial statements. The following policies are considered by management to be the most critical in understanding the significant accounting estimates inherent in the preparation of our consolidated financial statements and the uncertainties that could impact our results of operations, financial position and cash flows.

BOGS Trademark

In evaluating the BOGS trademark for impairment, we estimated its fair value using the relief-from-royalty method which required key assumptions. We estimated future sales of the brand based on historical and forecasted sales growth. We estimated an implied royalty rate that would hypothetically be paid by a market participant for use of the trademark based on comparable industry royalty agreements and other market data. We applied a discount rate to the estimated future cash flows, which was based on the Company's weighted average cost of capital ("WACC"), adjusted for a higher relative level of risk associated with intangible assets. The WACC includes assumptions such as market capital structure, market beta, risk-free rate of return, and estimated costs of borrowing. While we believe our judgments and assumptions are reasonable, different assumptions could change the estimated fair value. A number of factors, many of which we have no ability to control, could cause actual results to differ from the assumptions employed, including:

- a rising interest rate environment,
- a prolonged economic downturn,
- an adverse change in the operating environment,
- a significant decrease in the demand for BOGS product or the loss of a significant customer,
- successful efforts by our competitors to gain market share in our markets, or
- loss of key management or employees

If there are changes to our assumptions due to these factors, the estimate of fair value may change significantly. Such change could result in an impairment charge in a future period, which could significantly impact our results of operations or financial condition. Based on the results of our assessment, we concluded that the estimated fair value of the BOGS trademark exceeded its carrying value as of December 31, 2025. Therefore, no impairment was recorded on the BOGS trademark in 2025.

Pension Plan Accounting

Our pension expense and corresponding obligation are determined on an actuarial basis and require certain actuarial assumptions. We believe the two most critical of these assumptions are the discount rate and the expected rate of return on plan assets. We evaluate actuarial assumptions annually on the measurement date (December 31) and make modifications based on such factors as market interest rates and historical asset performance. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

Discount Rate – Pension expense and projected benefit obligations both increase as the discount rate is reduced. See Note 11 of the Notes to Consolidated Financial Statements for discount rates used in determining pension expense for the years ended December 31, 2025 and 2024, and the funded status of the plans at December 31, 2025 and 2024. We use the spot-rate approach to determine the service and interest cost components of pension expense. Under the spot-rate approach, the service and interest costs were calculated by applying specific spot rates along the yield curve to the relevant projected cash flows, to provide a better estimate of future service and interest costs. A 0.5% decrease in the discount rate would have a nominal impact on annual pension expense and would increase the projected benefit obligation by approximately $2.3 million.

Expected Rate of Return – Pension expense increases as the expected rate of return on pension plan assets decreases. In estimating the expected return on plan assets, we consider the historical returns on plan assets and future expectations of asset returns. We utilized an expected rate of return on plan assets of 6.75% for both 2025 and 2024. This rate was based on our Company's long-term investment policy of equity securities: 20% - 100%; fixed income securities: 20% - 80%; and other, principally cash: 0% - 20%. A 0.5% decrease in the expected return on plan assets would increase annual pension expense by approximately $0.2 million.

Our unfunded benefit obligation was $8.1 million and $10.4 million at December 31, 2025 and 2024, respectively.

Recent Accounting Pronouncements

See Note 2 of the Notes to Consolidated Financial Statements.

ITEM 7A   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Weyco Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Weyco Group, Inc. and subsidiaries (the "Company") as of December 31, 2025, the related consolidated statements of earnings, comprehensive income, equity, and cash flows, for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Trademarks – BOGS Trademark – Refer to Notes 2 and 8 to the financial statements

Critical Audit Matter Description

The Company records trademarks, which are indefinite-lived intangible assets, in Trademarks within the consolidated balance sheet. Trademarks are reviewed for impairment on an annual basis and between annual tests when an event occurs or circumstances change that indicate the carrying value may not be recoverable. The Company performed its annual impairment tests on December 31, 2025. The BOGS Trademark is a component of the consolidated Trademarks balance. The Company's evaluation of the BOGS Trademark for impairment involves the comparison of the fair value of the trademark to its carrying value. The Company's estimate of the fair value of the BOGS Trademark is based on an income approach using the relief-from-royalty method. This method requires management to make significant judgments and estimates in developing forecasts of future sales and determining the discount rate and royalty rate which are used in estimating the BOGS Tradename fair value. The Company determined that the fair value of the BOGS Trademark exceeded its carrying value as of the measurement date and, therefore, no impairment was recorded.

We identified the impairment evaluation of the BOGS Trademark as a critical audit matter because of the significant judgments management makes related to forecasts of future sales and the determination of the discount rate and royalty rate. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasts of future sales and the determination of the discount rate and royalty rate used by management to estimate the fair value of the BOGS Trademark included the following, among others:

- We tested the effectiveness of controls over management's BOGS Trademark impairment evaluation, including those related to management's forecasts of future sales and the determination of the discount rate and royalty rate.
- We evaluated industry reports for industry-specific and economic factors pertaining to BOGS.
- We evaluated management's ability to accurately forecast future sales by comparing actual sales to management's previous forecasts.
- We evaluated the reasonableness of management's forecasts for future sales by comparing the forecasts to:
  - Historical sales.
  - Forecasted sales for peer companies in BOGS' industry.
  - Forecasted sales from industry reports.
  - Order backlog.
- With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate by:
  - Testing the source information underlying the determination of the discount rate.
  - Testing the mathematical accuracy of the calculation.
  - Developing a range of independent estimates and comparing those to the discount rate selected by management.
- With the assistance of our fair value specialists, we evaluated the reasonableness of the royalty rate by comparing the royalty rate to an independently-sourced set of comparable licensing agreements.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 13, 2026

We have served as the Company's auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Weyco Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Weyco Group, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of earnings, comprehensive income, equity and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

Milwaukee, Wisconsin
March 14, 2025

We served as the Company's auditor from 2015 to 2024.

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31, 2025 and 2024

		2025		2024
		(In thousands, except per share amounts)		
Net sales	$	**276,169**	$	290,290
Cost of sales		**156,941**		158,765
Gross earnings.....................................		**119,228**		131,525
Selling and administrative expenses		**90,056**		94,911
Earnings from operations		**29,172**		36,614
Interest income		**2,967**		3,681
Interest expense..		**(2)**		(15)
Other expense, net		**(105)**		(444)
Earnings before provision for income taxes.........		**32,032**		39,836
Provision for income taxes..............................		**8,954**		9,516
Net earnings..	$	**23,078**	$	30,320
Basic earnings per share	$	**2.44**	$	3.21
Diluted earnings per share	$	**2.41**	$	3.16

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2025 and 2024

	2025	2024
	(Dollars in thousands)	
Net earnings	$ 23,078	$ 30,320
Other comprehensive income (loss), net of tax:		
Foreign currency translation adjustments	2,391	(3,717)
Pension liability adjustments	1,689	3,094
Other comprehensive income (loss)	4,080	(623)
Comprehensive income	$ 27,158	$ 29,697

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS
At December 31, 2025 and 2024

	2025	2024
	(In thousands, except par value and share data)	
ASSETS:		
Cash and cash equivalents	$ 96,006	$ 70,963
Marketable securities, at amortized cost	1,425	852
Accounts receivable, less allowances of $2,392 and $2,140, respectively	38,899	37,464
Income tax receivable	—	1,086
Inventories	65,887	74,012
Prefunded dividend	—	21,579
Prepaid expenses and other current assets	3,218	3,435
Total current assets	205,435	209,391
Marketable securities, at amortized cost	3,460	5,529
Deferred income tax benefits	—	1,037
Property, plant and equipment, net	27,414	28,180
Operating lease right-of-use assets	10,257	10,504
Goodwill	12,317	12,317
Trademarks	32,868	32,868
Other assets	27,916	24,260
Total assets	$ 319,667	$ 324,086
LIABILITIES AND EQUITY:		
Accounts payable	$ 11,198	$ 8,378
Dividend payable	21,385	21,579
Operating lease liabilities	4,354	4,033
Accrued income tax payable	638	—
Accrued liabilities:		
Accrued compensation and employee benefits	3,673	6,942
Sales and advertising allowances	3,506	2,256
Taxes other than income taxes	951	930
Other	2,932	3,145
Total current liabilities	48,637	47,263
Deferred income tax liabilities	13,828	13,922
Long-term pension liability	10,787	9,888
Operating lease liabilities	6,437	7,034
Other long-term liabilities	410	394
Total liabilities	80,099	78,501
Commitments and contingencies (Note 14)		
Common stock, $1.00 par value, authorized 24,000,000 shares in 2025 and 2024, issued and outstanding 9,532,175 shares in 2025 and 9,642,630 shares in 2024	9,532	9,643
Capital in excess of par value	73,967	72,577
Reinvested earnings	169,923	181,299
Accumulated other comprehensive loss	(13,854)	(17,934)
Total equity	239,568	245,585
Total liabilities and equity	$ 319,667	$ 324,086

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

For the years ended December 31, 2025 and 2024

(In thousands, except per share amounts)

	Common Stock	Capital in Excess of Par Value	Reinvested Earnings	Accumulated Other Comprehensive Loss
Balance, December 31, 2023	$ 9,497	$ 71,661	$ 180,646	$ (17,311)
Net earnings	—	—	30,320	—
Foreign currency translation adjustments	—	—	—	(3,717)
Pension liability adjustment (net of tax of $1,087)	—	—	—	3,094
Cash dividends declared ($3.03 per share)	—	—	(29,101)	—
Common stock issued under equity incentive plans, net of shares withheld for employee taxes and strike price	111	(479)	—	—
Issuance of restricted stock	55	(55)	—	—
Share-based compensation expense	—	1,450	—	—
Shares purchased and retired	(20)	—	(566)	—
Balance, December 31, 2024	$ 9,643	$ 72,577	$ 181,299	$ (17,934)
Net earnings	—	—	23,078	—
Foreign currency translation adjustments	—	—	—	2,391
Pension liability adjustment (net of tax of $594)	—	—	—	1,689
Cash dividends declared ($3.07 per share)	—	—	(29,321)	—
Common stock issued under equity incentive plans, net of shares withheld for employee taxes and strike price	11	(10)	—	—
Issuance of restricted stock	65	(65)	—	—
Net share settlement of restricted stock	(7)	(221)	—	—
Restricted stock forfeited	(3)	3	—	—
Share-based compensation expense	—	1,683	—	—
Shares purchased and retired	(177)	—	(5,133)	—
Balance, December 31, 2025	$ 9,532	$ 73,967	$ 169,923	$ (13,854)

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2025 and 2024

	2025		2024
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 23,078	$	30,320
Adjustments to reconcile net earnings to net cash provided by operating activities -			
Depreciation	2,619		2,483
Amortization	262		264
Bad debt expense	78		110
Deferred income taxes	327		1,057
Net foreign currency transaction losses (gains)	13		(12)
Share-based compensation expense	1,683		1,450
Pension expense	291		962
Impairment of trademark	—		300
Loss on disposal of fixed assets	67		36
Increase in cash surrender value of life insurance	(841)		(738)
Changes in operating assets and liabilities -			
Accounts receivable	(1,513)		1,780
Inventories	8,057		821
Prepaid expenses and other assets	384		3,250
Accounts payable	2,850		(419)
Accrued liabilities and other	(1,817)		(3,078)
Accrued income taxes	1,716		(857)
Net cash provided by operating activities	37,254		37,729
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of marketable securities	1,125		215
Proceeds from sale of marketable securities	384		—
Purchases of property, plant and equipment	(1,751)		(1,386)
Net cash used for investing activities	(242)		(1,171)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(7,732)		(9,688)
Prefunded dividend	—		(21,579)
Shares purchased and retired	(5,268)		(586)
Net proceeds from stock options exercised	5		51
Taxes paid related to the net share settlement of equity awards	(231)		(419)
Net cash used for financing activities	(13,226)		(32,221)
Effect of exchange rate changes on cash and cash equivalents	1,257		(2,686)
Net increase in cash and cash equivalents	$ 25,043	$	1,651
CASH AND CASH EQUIVALENTS at beginning of year	70,963		69,312
CASH AND CASH EQUIVALENTS at end of year	$ 96,006	$	70,963
SUPPLEMENTAL CASH FLOW INFORMATION:			
Income taxes paid, net of refunds	$ 6,855	$	9,401
Interest paid	$ 2	$	15
NON-CASH FINANCING ACTIVITY:			
Settlement of dividend payable with prefunded dividend	$ 21,579	$	—

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2025 and 2024

1. NATURE OF OPERATIONS

Weyco Group, Inc. (“we,” “our,” “us” and the “Company”) designs, markets, and distributes quality and innovative footwear principally for men, but also for women and children, under a portfolio of well-recognized brand names including: Florsheim, Nunn Bush, Stacy Adams, and BOGS. Inventory is purchased from third-party overseas manufacturers. The majority of foreign-sourced purchases are denominated in U.S. dollars. We have two reportable segments, North American wholesale operations (“Wholesale”) and North American retail operations (“Retail”). In the wholesale segment, our products are sold to leading footwear, department, and specialty stores, as well as e-commerce retailers, primarily in the United States and Canada. We also have licensing agreements with third parties who sell our branded apparel, accessories and specialty footwear in the United States, as well as our footwear in Mexico and certain markets overseas. Licensing revenues are included in our Wholesale segment. Our Retail segment consists of e-commerce businesses and four brick and mortar retail stores in the United States. Retail sales are made directly to consumers on our websites, or by our employees in our stores. Our “other” operations consist of retail and wholesale businesses in Australia and South Africa (collectively, “Florsheim Australia”). The majority of our operations are in the United States and our results are primarily affected by the economic conditions and retail environment in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, and include all of our majority-owned subsidiaries after elimination of intercompany accounts and transactions.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - We consider all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2025 and 2024, our cash and cash equivalents included investments in U.S. treasury bills, money market funds, and/or cash deposits at various banks. While we periodically have cash balances in excess of insured amounts, we have not experienced any losses on deposits in excess of insured amounts.

Investments - At December 31, 2025, we held investments in marketable securities (mainly tax-exempt municipal bonds). All of our marketable securities are classified as held-to-maturity securities and reported at amortized cost pursuant to Accounting Standards Codification (“ASC”) 320, *Investments – Debt and Equity Securities,* as we have the intent and ability to hold all investments to maturity. See Note 4.

Accounts Receivable – Trade accounts receivable arise from the sale of products on unsecured trade credit terms. On a quarterly basis, we review all significant accounts with past due balances, as well as the collectability of other outstanding trade accounts receivable for possible write-off. It is our policy to write-off accounts receivable against the allowance account when receivables are deemed to be uncollectible. The allowance for credit loss reflects our best estimate of probable losses in the accounts receivable balances. We determine the allowance based on known troubled accounts, historical experience and other evidence currently available.

Inventories - Most of our inventories are determined on a last-in, first-out (“LIFO”) basis. LIFO inventory is valued at the lower of cost or market. All other inventories are determined on a first-in, first-out basis (“FIFO”) basis and are valued at the lower of cost or net realizable value. Inventory costs include the cost of shoes purchased from third-party manufacturers, as well as related freight and duty costs. We generally take title of product at the time of shipping. See Note 5.

Property, Plant and Equipment and Depreciation - Property, plant and equipment are stated at cost. Plant and equipment are depreciated using the straight-line method over their estimated useful lives as follows: buildings and improvements, 10 to 39 years; machinery and equipment, 3 to 15 years; furniture and fixtures, 5 to 15 years. For income tax reporting purposes, depreciation is calculated using applicable methods.

Impairment of Long-Lived Assets - Property, plant, equipment and operating lease right-of-use assets, along with other long-lived assets, are evaluated for impairment periodically whenever triggering events or indicators exist that the carrying values may not be fully

recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to its related estimated undiscounted future cash flows. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset, a loss is recognized for the difference between the fair value and carrying value of the asset. There were no impairment losses recorded on our long-lived assets in 2025 or 2024.

Leases - We lease retail shoe stores, as well as several office and distribution facilities worldwide. We determine whether an arrangement is or contains a lease at contract inception. All of our leases are classified as operating leases, which are included in operating lease right-of-use ("ROU") assets and operating lease liabilities in the consolidated balance sheets. We have no finance leases.

ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at the commencement date for leases exceeding 12 months. Minimum lease payments include only the fixed lease component of the agreement, as well as any variable rate payments that depend on an index, initially measured using the index at the lease commencement date. Lease terms may include options to renew when it is reasonably certain that we will exercise that option.

As our leases generally do not provide an implicit rate, our incremental borrowing rate is used to determine the present value of lease payments. The incremental borrowing rate was a hypothetical rate based on an understanding of what we could borrow from a third-party lender, on a collateralized basis, over a similar term, and in an amount that approximates the value of the future lease payments at the lease commitment date.

Operating lease costs are recognized on a straight-line basis over the lease term and are included in selling and administrative expenses. Variable lease payments that do not depend on a rate or index, payments associated with non-lease components, and short-term rentals (leases with terms less than 12 months) are expensed as incurred. See Note 7.

Goodwill - Goodwill represents the excess of the purchase price over fair value of identifiable net assets acquired from a business acquisition. Goodwill is not amortized, but is reviewed for impairment on an annual basis and between annual tests if indicators of impairment are present. Our goodwill resulted from the 2011 acquisition of the BOGS and Rafters brands, and, to a lesser extent, the 2021 acquisition of the Forsake brand. See Note 8.

Intangible Assets (excluding Goodwill) - Other intangible assets consist of customer relationships and trademarks. Customer relationships are amortized over their estimated useful lives. Trademarks are not amortized, but are reviewed for impairment on an annual basis and between annual tests when an event occurs or circumstances change that indicates the carrying value may not be recoverable. There were no impairment losses recorded on our intangible assets in 2025. During 2024, we recorded an impairment charge of $0.3 million to write-off the carrying value of the Forsake trademark. See Note 8.

Life Insurance – Life insurance policies are recorded at the amount that could be realized under the insurance contracts as of the balance sheet date. These assets are included within other assets in the Consolidated Balance Sheets. See Note 9.

Income Taxes - Deferred income taxes are provided on temporary differences arising from differences in the bases of assets and liabilities for income tax and financial reporting purposes. Deferred tax assets and liabilities are measured using enacted income tax rates in effect. Tax rate changes affecting deferred tax assets and liabilities are recognized in income at the enactment date. We record interest and penalties associated with unrecognized tax benefits within interest expense and provision for income taxes, respectively. See Note 13.

Revenue Recognition – Our revenue contracts contain a single performance obligation to deliver our products to our customers. Revenue is recorded at the point in time at which control of the product is transferred to the customer in an amount that reflects the consideration we expect to receive in exchange for our products. Wholesale revenue is generally recognized upon shipment of the product, as that is when the customer obtains control of the promised goods. Shipping and handling activities that occur after control of the product transfers to the customer are treated as fulfillment activities, not as a separate performance obligation. Retail revenue is generated primarily from the sale of footwear to customers through our websites and at retail locations. For sales made through our websites, revenue is recognized upon shipment to the customer. For in-store sales, we recognize revenue at point of sale. Sales taxes collected from website or retail sales are excluded from our reported net sales. Revenue from third-party licensing agreements is recognized at the point in time when the licensee sells the related products to end customers. Licensing revenues were $1.7 million in 2025 and $2.0 million in 2024. See Note 17.

All revenue is recorded net of estimated allowances for returns and discounts; these revenue offsets are accrued for at the time of sale. Our estimates of allowances for returns and discounts are based on such factors as specific customer situations, historical experience, and current and expected economic conditions. We also provide cooperative advertising allowances to certain customers. In 2025, these amounts were recorded as a reduction of revenue when the related sales occurred. We regularly evaluate sales reserves and our estimation processes and adjust when appropriate.

Generally, payments from Wholesale customers are received within 90 days following the sale. Payments from Retail customers are received at the point of sale. Our contracts with customers do not have significant financing components or significant prepayment terms, and there is no non-cash consideration. We do not have unbilled revenue or contract assets, and contract liabilities are immaterial.

Loyalty Programs - We offer customer loyalty programs for each of our brands, allowing customers to earn points that accumulate toward reward certificates. These certificates can be redeemed for a specified amount off future purchases. Based on historical redemption patterns, we recognize a liability for the estimated value of certificates expected to be redeemed, with a corresponding reduction to net sales. Actual redemptions may differ from our estimates.

Shipping and Handling Fees - We classify shipping and handling fees billed to customers as sales. Shipping and handling expenses incurred by the Company are included in selling and administrative expenses in the Consolidated Statements of Earnings. See "*Selling and Administrative Expenses*" below.

Cost of Sales - Our cost of sales includes the cost of products and inbound freight and duty costs.

Selling and Administrative Expenses - Selling and administrative expenses primarily include salaries and commissions, advertising costs, employee benefit costs, distribution costs (e.g., receiving, inspection, warehousing, shipping, and handling costs), rent and depreciation. Consolidated distribution costs were $19.9 million in 2025 and $21.5 million in 2024.

Advertising Costs - Advertising costs are expensed as incurred. Total advertising costs were $10.0 million and $12.6 million in 2025 and 2024, respectively. Advertising expenses are included in selling and administrative expenses.

Foreign Currency Translations - We account for currency translations in accordance with ASC 830, *Foreign Currency Matters*. Our non-U.S. subsidiaries' local currencies are the functional currencies under which the balance sheet accounts are translated into U.S. dollars at the rates of exchange in effect at fiscal year-end and income and expense accounts are translated at the weighted average rates of exchange in effect during the year. Translation adjustments resulting from this process are recognized as a separate component of accumulated other comprehensive loss, which is a component of equity.

Foreign Currency Transactions - Gains and losses from foreign currency transactions are included in other expense, net, in the Consolidated Statements of Earnings. Net foreign currency transaction gains and losses were not material to our financial statements in 2025 and 2024.

Financial Instruments – From time to time, our wholly-owned subsidiary, Florsheim Australia, enters into foreign exchange contracts to buy U.S. dollars. There were no outstanding contracts at December 31, 2025 and 2024.

Realized gains and losses on foreign exchange contracts are related to the purchase and sale of inventory and therefore are included in our net sales or cost of sales. In 2025 and 2024, realized gains and losses on foreign exchange contracts were not material to our financial statements.

Earnings Per Share - Basic earnings per share excludes any dilutive effects of restricted stock and options to purchase common stock. Diluted earnings per share includes any dilutive effects of restricted stock and options to purchase common stock. See Note 16.

Comprehensive Income – Comprehensive income includes net earnings and changes in accumulated other comprehensive loss. Comprehensive income is reported in the Consolidated Statements of Comprehensive Income. See Note 12.

Share-Based Compensation - At December 31, 2025, we had two share-based employee compensation plans which are described more fully in Note 18. We account for these plans under the recognition and measurement principles of ASC 718, *Compensation – Stock Compensation*. Our policy is to estimate the fair value of each restricted stock award based on the fair market value of our Company's stock price on the grant date. We estimate the fair value of each option award granted on the date of grant using the Black-Scholes option pricing model. The resulting compensation cost for both restricted stock and option awards is amortized on a straight-line basis over the vesting period of the respective awards.

Concentration of Credit Risk – At December 31, 2025, one customer accounted for 15% of our gross accounts receivable balance. At December 31, 2024, one customer accounted for 18% of our gross accounts receivable balance. No other customer accounted for or exceeded 10% of our gross accounts receivable balance at December 31, 2025 or 2024. Additionally, no single customer accounted for or exceeded 10% of our total sales in 2025 or 2024.

New Accounting Pronouncements

Recently Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires us to disclose specified additional information in our income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. This ASU requires us to disaggregate our income taxes paid disclosure by federal, state, and foreign taxes, with further disaggregation required for significant individual jurisdictions. This ASU is effective for fiscal years beginning after December 15, 2024 and interim periods within fiscal years beginning after December 15, 2025. We adopted this standard in 2025 using a prospective transition method.

Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) – Disaggregation of Income Statement Expenses*, which will require us to disclose disaggregated information about certain income statement expense line items. This ASU is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The disclosure updates are required to be applied prospectively with the option for retrospective application. We are currently evaluating the potential impact of this standard on our consolidated financial statements and related disclosures.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes the following three-level hierarchy for fair value measurements based upon the sources of data and assumptions used to develop the fair value measurements:

- Level 1 - unadjusted quoted market prices in active markets for identical assets or liabilities that are publicly accessible.
- Level 2 - quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
- Level 3 - unobservable inputs that reflect our assumptions, consistent with reasonably available assumptions made by other market participants.

The carrying amounts of all short-term financial instruments, except marketable securities, approximate fair value due to the short-term nature of those instruments. Marketable securities are carried at amortized cost. The fair value disclosures of marketable securities are Level 2 valuations as defined by ASC 820, consisting of quoted prices for identical or similar assets in markets that are not active. See Note 4.

Fair value measurements for the Company's cash and cash equivalents are classified as Level 1 measurements because such measurements are based upon quoted market prices in active markets for identical assets.

4. INVESTMENTS

Below is a summary of the amortized cost and estimated market values of our marketable securities as of December 31, 2025 and 2024. The estimated market values provided are Level 2 valuations as defined by ASC 820.

	2025		2024	
	Amortized Cost	Market Value	Amortized Cost	Market Value
	(Dollars in thousands)			
Marketable securities:				
Current	$ 1,425	$ 1,424	$ 852	$ 848
Due from one through five years	1,726	1,730	2,692	2,677
Due from six through ten years	1,734	1,694	2,837	2,749
Total	$ 4,885	$ 4,848	$ 6,381	$ 6,274

The unrealized gains and losses on marketable securities at December 31, 2025 and 2024 were as follows:

| | 2025 | | 2024 | |
	Unrealized Gains	Unrealized Losses	Unrealized Gains	Unrealized Losses
	(Dollars in thousands)			
Marketable securities.	$ 9	$ (46)	$ 5	$ (112)

During 2025, we sold a held-to-maturity debt security with a face value of $0.4 million prior to its maturity. The sale resulted in an immaterial realized loss, which was recorded within selling and administrative expenses in the Consolidated Statements of Earnings. The sale was prompted by a deterioration in the creditworthiness of the issuer and was made to minimize potential future losses. This transaction does not represent a change in our intent or ability to hold our remaining held-to-maturity debt securities until maturity.

At each reporting date, we review our investments to determine whether a decline in fair value below the amortized cost basis is other-than-temporary. To determine whether a decline in value is other-than-temporary, we consider all available evidence, including our overall financial condition, the severity and duration of the decline in fair value, and our intent and ability to hold the investment for a reasonable period of time sufficient for any forecasted recovery. If a decline in value is deemed other-than-temporary, we record a reduction in the carrying value to the estimated fair value. We reviewed our portfolio of investments as of December 31, 2025 and 2024 and determined that no other-than-temporary market value impairment exists.

5. INVENTORIES

At December 31, 2025 and 2024, inventories consisted of:

	2025	2024
	(Dollars in thousands)	
Finished shoes	$ 93,195	$ 93,064
LIFO reserve.	(27,308)	(19,052)
Total inventories	$ 65,887	$ 74,012

Finished shoes included inventory in-transit of $13.6 million and $20.7 million at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, 93% and 91% of inventories, respectively, were valued using the LIFO method of accounting while 7% and 9%, respectively, were valued using the FIFO method of accounting.

During 2025, there were liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years compared to the cost of fiscal 2025 purchases; the effect of these liquidations decreased cost of sales by $0.3 million. During 2024, there were liquidations of LIFO inventory quantities carried at higher costs prevailing in prior years compared to the cost of fiscal 2024 purchases; the effect of these liquidations increased cost of sales by $0.4 million.

6. PROPERTY, PLANT AND EQUIPMENT, NET

At December 31, 2025 and 2024, property, plant and equipment consisted of:

	2025	2024
	(Dollars in thousands)	
Land and land improvements	$ 3,898	$ 3,898
Buildings and improvements.	32,204	32,204
Machinery and equipment	40,036	38,959
Retail fixtures and leasehold improvements.	5,248	4,268
Construction in progress	637	971
Property, plant and equipment.	82,023	80,300
Less: Accumulated depreciation	(54,609)	(52,120)
Property, plant and equipment, net	$ 27,414	$ 28,180

7. LEASES

We lease retail shoe stores, as well as several office and distribution facilities worldwide. The leases have original lease periods expiring between 2026 and 2031. Many leases include one or more options to renew. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of our operating lease costs were as follows:

	Twelve Months Ended December 31,	
	2025	2024
	(Dollars in thousands)	
Operating lease costs	$ 4,648	$ 4,421
Total lease costs	$ 4,648	$ 4,421

Variable lease costs primarily include percentage rentals based upon sales in excess of specified amounts. In 2025, variable lease costs were $2.2 million.

Short-term lease costs, which were excluded from the above table, are not material to our financial statements.

The following is a schedule of maturities of operating lease liabilities as of December 31, 2025:

	Operating Leases
	(Dollars in thousands)
2026	$ 4,712
2027	3,005
2028	1,941
2029	1,362
2030	450
Thereafter	24
Total lease payments	11,494
Less: imputed interest	(703)
Present value of operating lease liabilities	$ 10,791

The operating lease liabilities were classified in the Consolidated Balance Sheets as follows:

	December 31, 2025	December 31, 2024
	(Dollars in thousands)	
Operating lease liabilities - current	$ 4,354	$ 4,033
Operating lease liabilities - non-current	6,437	7,034
Total	$ 10,791	$ 11,067

We determined the present value of our lease liabilities using a weighted-average discount rate of 4.90% and 4.67% in 2025 and 2024, respectively. As of December 31, 2025 and 2024, our leases had a weighted-average remaining lease term of 3.0 years and 3.1 years, respectively.

Supplemental cash flow information related to our operating leases is as follows:

	Twelve Months Ended December 31,	
	2025	2024
	(Dollars in thousands)	
Cash paid for amounts included in the measurement of lease liabilities	$ 5,185	$ 4,725
Right-of-use assets obtained in exchange for new lease liabilities (noncash)	$ 3,763	$ 2,533

8. INTANGIBLE ASSETS

Our indefinite-lived intangible assets, comprised of goodwill and trademarks, are predominantly recorded in our Wholesale segment. These assets were recorded in the Consolidated Balance Sheets as follows:

	December 31, 2025	December 31, 2024
	(Dollars in thousands)	
Indefinite-lived intangibles:		
Goodwill.	$ 12,317	$ 12,317
Trademarks.	32,868	32,868
Total	$ 45,185	$ 45,185

We evaluate goodwill and indefinite lived intangible assets for impairment annually as of December 31 or more frequently when an event occurs or circumstances change that indicates the carrying value may not be recoverable. In 2025 and 2024, we completed qualitative assessments for goodwill noting no indicators of impairment. Accordingly, we did not record goodwill impairment charges for any of our reporting units in 2025 or 2024, nor has there ever been an impairment on this goodwill.

As of December 31, 2025, our trademark balance consisted of the Florsheim and BOGS trademarks. For the Florsheim trademark, we performed qualitative assessments as of December 31, 2025 and 2024, noting no indicators of impairment. For the BOGS trademark, given the brand's reduced sales during its key selling season (the third and fourth quarters), we determined potential impairment indicators were present and that a quantitative impairment test was warranted as of December 31, 2025. For this assessment, we estimated the fair value of the BOGS trademark based on an Income Approach using the Relief-from-Royalty Method. Based on the results of this assessment, we concluded that the fair value of the BOGS trademark exceeded its carrying value, and no impairment was recorded. We performed a similar quantitative assessment for the BOGS trademark as of December 31, 2024, noting no impairment.

Our trademark balance previously included the Forsake trademark; however, its remaining carrying value was written off in 2024. The related impairment charge of $0.3 million was recorded within selling and administrative expenses in the Consolidated Statements of Earnings.

Our amortizable intangible assets, which were included within other assets in the Consolidated Balance Sheets, consisted of the following:

	Weighted Average Life (Years)	December 31, 2025			December 31, 2024		
		Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
		(Dollars in thousands)					
Amortizable intangible assets							
Customer relationships.	15	$ 3,500	$ (3,461)	$ 39	$ 3,500	$ (3,227)	$ 273
Total amortizable intangible assets		$ 3,500	$ (3,461)	$ 39	$ 3,500	$ (3,227)	$ 273

Amortization expense related to the intangible assets was $0.2 million in both 2025 and 2024. Excluding the impact of any future acquisitions, we anticipate amortization expense will be nominal in 2026, as the related asset will be fully amortized during the year.

9. OTHER ASSETS

Other assets included the following amounts at December 31, 2025 and 2024:

	2025	2024
	(Dollars in thousands)	
Cash surrender value of life insurance	$ 22,147	$ 21,306
Amortizable intangible assets, net (See Note 8)	39	273
Investment in real estate	1,729	1,705
Pension Plan Assets (See Note 11)	3,257	—
Other	744	976
Total other assets	$ 27,916	$ 24,260

We have life insurance policies on five current and former executives. Upon death of the insured executives, the approximate benefit we would receive is $23.3 million in aggregate as of December 31, 2025.

On May 1, 2013, we purchased a 50% interest in a building in Montreal, Canada for approximately $3.2 million. The remaining 50% interest is owned by a related party. The building, which is classified as an investment in real estate in the above table, serves as our Canadian office and distribution center. The purchase was accounted for as an equity-method investment under ASC 323, *Investments – Equity Method and Joint Ventures*, and continues to be accounted for under the equity method of accounting. Rent and occupancy costs paid by the Company to the joint venture totaled $0.7 million in both 2025 and 2024. Distributions received by the Company from the joint venture totaling $0.2 million and $0.3 million, in 2025 and 2024, respectively. There were nominal receivable balances due to the Company from the joint venture at both December 31, 2025, and 2024.

10. SHORT-TERM BORROWINGS

On September 26, 2025, we amended our line of credit agreement. The Amendment ("Amended Credit Agreement") extended the maturity of our credit facility to September 25, 2026 and reduced the interest rate margin applicable to amounts outstanding by 15 basis points. Under the terms of the Amended Credit Agreement, there is a maximum available borrowing limit of $40.0 million, and amounts outstanding bear interest at the one-month term secured overnight financing rate ("SOFR") plus 110 basis points. The Amended Credit Agreement is secured by a lien against our general business assets, and contains representations, warranties and covenants (including a minimum tangible net worth financial covenant) that are customary for a facility of this type. At December 31, 2025 and 2024, there were no outstanding borrowings on the line of credit, and we were in compliance with all financial covenants.

11. EMPLOYEE RETIREMENT PLANS

We have a defined benefit pension plan which was frozen effective December 31, 2016. No benefits have been accrued under the plan subsequent to that date. We also have an unfunded supplemental pension plan for key executives. Retirement benefits are provided based on employees' years of credited service and average earnings or stated amounts for years of service. Normal retirement age is 65 with provisions for earlier retirement. The plan also has provisions for disability and death benefits.

Our funding policy for the defined benefit pension plan is to make contributions to the plan such that all employees' benefits will be fully provided by the time they retire. Plan assets are stated at fair value and consist primarily of equity securities and fixed income securities, mainly U.S. government and corporate obligations.

We follow ASC 715, *Compensation – Retirement Benefits*, which requires employers to recognize the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability in their statements of financial position and to recognize changes in the funded status in the year in which the changes occur as a component of comprehensive income. In addition, ASC 715 requires employers to measure the funded status of their plans as of the date of their year-end statements of financial position. ASC 715 also requires additional disclosures regarding amounts included in accumulated other comprehensive loss.

Our pension plan's weighted average asset allocation at December 31, 2025 and 2024, by asset category, was as follows:

	Plan Assets at December 31,	
	2025	2024
Asset Category:		
Equity Securities	57 %	59 %
Fixed Income Securities	36 %	31 %
Other	7 %	10 %
Total	100 %	100 %

We have a Retirement Plan Committee, consisting of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, to manage the operations and administration of all benefit plans and related trusts. The committee has an investment policy for the pension plan assets that establishes target asset allocation ranges for the above listed asset classes as follows: equity securities: 20% - 100%; fixed income securities: 20% - 80%; and other, principally cash: 0% - 20%. On a semi-annual basis, the committee reviews progress towards achieving the pension plan's performance objectives.

To develop the expected long-term rate of return on assets assumption, we considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of 6.75% as the long-term rate of return on assets assumptions for both 2025 and 2024.

The following discount rates were used to determine the funded status of the pension plans as of December 31, 2025 and 2024:

	Defined Benefit Pension Plan		Supplemental Pension Plan	
	2025	2024	2025	2024
Discount rate for determining funded status..........................	5.45 %	5.65 %	5.41 %	5.65 %

The following is a reconciliation of the change in benefit obligation and plan assets of both the defined benefit pension plan and the unfunded supplemental pension plan for the years ended December 31, 2025 and 2024:

	Defined Benefit Pension Plan		Supplemental Pension Plan	
	2025	2024	2025	2024
	(Dollars in thousands)			
Change in projected benefit obligation				
Projected benefit obligation, beginning of year	$ 38,493	$ 40,411	$ 10,940	$ 11,609
Service cost...	196	427	—	—
Interest cost..	1,905	1,995	572	561
Actuarial (gain) loss..	(831)	(1,592)	168	(885)
Benefits paid...	(2,765)	(2,748)	(346)	(345)
Projected benefit obligation, end of year.............................	$ 36,998	$ 38,493	$ 11,334	$ 10,940
Change in plan assets				
Fair value of plan assets, beginning of year	$ 39,017	$ 38,041	$ —	$ —
Actual return on plan assets..	4,199	4,151	—	—
Administrative expenses	(196)	(427)	—	—
Contributions..	—	—	346	345
Benefits paid...	(2,765)	(2,748)	(346)	(345)
Fair value of plan assets, end of year................................	$ 40,255	$ 39,017	$ —	$ —
Funded status of plan..	$ 3,257	$ 524	$ (11,334)	$ (10,940)
Amounts recognized in the consolidated balance sheets consist of:				
Other assets...	$ 3,257	$ —	$ —	$ —
Accrued liabilities - other..	—	—	(547)	(528)
Long-term pension liability	—	524	(10,787)	(10,412)
Net amount recognized	$ 3,257	$ 524	$ (11,334)	$ (10,940)
Amounts recognized in accumulated other comprehensive loss consist of:				
Accumulated loss, net of income tax benefit of $1,381, $2,012, $223, and $179, respectively	$ 3,931	$ 5,729	$ 634	$ 510
Prior service cost, net of income tax benefit of $0, $0, $3 and $8, respectively..	—	—	9	24
Net amount recognized	$ 3,931	$ 5,729	$ 643	$ 534

The accumulated benefit obligations of the defined benefit pension plan and supplemental pension plan were equal to the respective plans' projected benefit obligations, as shown in the above table, at December 31, 2025 and 2024.

Assumptions used in determining pension expense for the years ended December 31, 2025 and 2024 were:

	Defined Benefit Pension Plan		Supplemental Pension Plan	
	2025	2024	2025	2024
Discount rate for projected benefit obligation	5.65 %	5.15 %	5.65 %	5.16 %
Discount rate for determining interest cost............................	5.34 %	5.08 %	5.39 %	5.08 %
Long-term rate of return on plan assets................................	6.75 %	6.75 %	—	—

The components of pension expense for the years ended December 31, 2025 and 2024, were:

	2025	2024
	(Dollars in thousands)	
Service cost	$ 196	$ 427
Interest cost	2,477	2,556
Expected return on plan assets	(2,530)	(2,437)
Net amortization and deferral	148	416
Pension expense	$ 291	$ 962

The components of pension expense other than the service cost component were included in "other expense, net" in the Consolidated Statements of Earnings.

It is our intention to satisfy the minimum funding requirements and maintain at least an 80% funding percentage in our defined benefit retirement plan in future years. At this time, we expect that any cash contributions necessary to satisfy these requirements in 2026 would not be material.

Projected benefit payments for the plans at December 31, 2025, were estimated as follows:

	Defined Benefit Pension Plan	Supplemental Pension Plan
	(Dollars in thousands)	
2026	$ 2,922	$ 548
2027	$ 3,004	$ 646
2028	$ 3,037	$ 897
2029	$ 2,991	$ 923
2030	$ 2,994	$ 965
2031 - 2035	$ 13,584	$ 4,714

The following table summarizes the fair value of pension plan assets at December 31, 2025, by asset category within the fair value hierarchy (for further level information, see Note 3):

	December 31, 2025			
	Quoted Prices in Active Markets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	(Dollars in thousands)			
Common stocks	$ 16,270	$ -	$ -	$ 16,270
Preferred stocks	204	-	-	204
Exchange traded funds	6,619	-	-	6,619
Corporate obligations	-	3,517	-	3,517
Pooled fixed income funds	10,298	-	-	10,298
U.S. government securities	-	588	-	588
Cash and cash equivalents	2,725	-	-	2,725
Total	$ 36,116	$ 4,105	$ -	$ 40,221
Other assets [1]				34
Total				$ 40,255

[1] This category represents trust receivables that are not leveled.

The following table summarizes the fair value of pension plan assets at December 31, 2024, by asset category within the fair value hierarchy (for further level information, see Note 3):

	December 31, 2024			
	Quoted Prices in Active Markets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
	(Dollars in thousands)			
Common stocks	$ 16,838	$ —	$ —	$ 16,838
Preferred stocks	205	—	—	205
Exchange traded funds	5,883	—	—	5,883
Corporate obligations	—	3,875	—	3,875
Pooled fixed income funds	7,610	—	—	7,610
U.S. government securities	—	663	—	663
Cash and cash equivalents	3,943	—	—	3,943
Total	$ 34,479	$ 4,538	$ —	$ 39,017

We also have a defined contribution plan covering substantially all employees. We contributed $1.1 million to this plan in both 2025 and 2024.

12. COMPREHENSIVE INCOME

The components of accumulated other comprehensive loss as recorded in the Consolidated Balance Sheets were as follows:

	December 31, 2025	December 31, 2024
	(Dollars in thousands)	
Foreign currency translation adjustments	**$ (9,280)**	$ (11,671)
Pension liability, net of tax	**(4,574)**	(6,263)
Total accumulated other comprehensive loss	**$ (13,854)**	$ (17,934)

The following table shows changes in accumulated other comprehensive loss, net of tax, during the years ended December 31, 2025 and 2024:

	Foreign Currency Translation Adjustments	Defined Benefit Pension Items	Total
	(Dollars in thousands)		
Balance, December 31, 2023	$ (7,954)	$ (9,357)	$ (17,311)
Other comprehensive (loss) income before reclassifications	(3,717)	2,786	(931)
Amounts reclassified from accumulated other comprehensive loss	—	308	308
Net current period other comprehensive (loss) income	(3,717)	3,094	(623)
Balance, December 31, 2024	$ (11,671)	$ (6,263)	$ (17,934)
Other comprehensive income before reclassifications	2,391	1,580	3,971
Amounts reclassified from accumulated other comprehensive loss	—	109	109
Net current period other comprehensive income	2,391	1,689	4,080
Balance, December 31, 2025	**$ (9,280)**	**$ (4,574)**	**$ (13,854)**

The following table shows reclassification adjustments out of accumulated other comprehensive loss during the years ended December 31, 2025 and 2024:

	Amounts reclassified from accumulated other comprehensive loss for the year ended December 31,		Affected line item in the statement where net earnings is presented
	2025	**2024**	
	(Dollars in thousands)		
Amortization of defined benefit pension items			
Prior service cost	$ 20 [1]	$ 20 [1]	Other expense, net
Actuarial losses	128 [1]	396 [1]	Other expense, net
Total before tax	148	416	
Tax benefit	(39)	(108)	
Net of tax	$ 109	$ 308	

[1] These amounts were included in the computation of pension expense. See Note 11 for additional details.

13. INCOME TAXES

The provision for income taxes included the following components for the year ended December 31, 2025:

	2025
	(Dollars in thousands)
Current:	
Federal	$ 6,210
State	1,971
Foreign	446
Total	8,627
Deferred:	
Federal	(555)
State	(132)
Foreign	1,014
Total	327
Total provision	$ 8,954

The provision for income taxes included the following components for the year ended December 31, 2024:

	2024
	(Dollars in thousands)
Current:	
Federal	$ 6,243
State	1,997
Foreign	219
Total	8,459
Deferred:	1,057
Total provision	$ 9,516

The foreign component of pre-tax earnings was a loss of ($0.7 million) in 2025 compared to earnings of $0.9 million in 2024.

We intend to indefinitely reinvest the earnings of our non-US subsidiaries. Accordingly, no deferred tax liability has been recorded with respect to these subsidiaries. We have evaluated the earnings of our foreign subsidiaries and have concluded that our foreign operations either have earnings that would result in no tax liability if repatriated, or have cumulative losses and, therefore, do not have undistributed earnings for which a deferred tax liability would be required under ASC 740-30. Should these subsidiaries generate cumulative earnings in the future, we will assess our intent and ability to indefinitely reinvest such earnings outside the United States.

As described in Note 2, *New Accounting Pronouncements*, we have elected to prospectively adopt the guidance in ASU 2023-09, *Income Taxes*. The following table is a reconciliation of the U.S. federal statutory tax rate of 21 percent to our effective tax rate for the year ended December 31, 2025 in accordance with the guidance of ASU 2023-09.

	2025	
(Dollars in thousands)	Amount	Rate
Earnings before provision for income taxes.........................	$ 32,032	
Tax provision at U.S. federal statutory tax rate	6,727	21.0 %
State and local taxes, net of federal income tax effect [(a)]..............	1,439	4.50
Foreign tax effects		
Change in valuation allowance.................................	1,541	4.8
Other..	(166)	(0.5)
Effect of cross-border tax laws	(214)	(0.7)
Nontaxable and nondeductible items	(267)	(0.8)
Changes in unrecognized tax benefits...............................	(106)	(0.3)
Provision for income taxes and effective tax rate	$ 8,954	28.0 %

[(a)] State taxes in Wisconsin made up greater than 50% of the tax effect in this category.

The following table is a reconciliation of the U.S. federal statutory tax rate of 21 percent to our effective tax rate for the year ended December 31, 2024, prior to the adoption of ASU 2023-09:

	2024
U.S. federal statutory tax rate	21.0 %
State income taxes, net of federal tax benefit...................................	4.0
Foreign income tax rate differences	0.9
Share-based compensation	(1.6)
Other...	(0.4)
Effective tax rate	23.9 %

The components of deferred taxes at December 31, 2025 and 2024 were as follows:

	2025	2024
	(Dollars in thousands)	
Deferred income tax assets:		
Accounts receivable reserves	$ 251	$ 266
Pension liability..	2,100	2,708
Accrued liabilities	2,282	1,582
Operating lease liabilities	3,413	3,566
Carryforward losses...	2,729	—
Valuation allowance	(3,957)	—
	6,818	8,122
Deferred income tax liabilities:		
Inventory and related reserves	(4,254)	(5,140)
Cash value of life insurance	(834)	(753)
Property, plant and equipment	(1,513)	(1,484)
Intangible assets..	(10,831)	(10,207)
Prepaid expenses and other assets	(303)	(308)
Operating lease right-of-use assets.............................	(2,911)	(3,115)
	(20,646)	(21,007)
Net deferred income tax liabilities	$ (13,828)	$ (12,885)

As of December 31, 2025, we had foreign loss carryforwards totaling approximately $9.1 million, all of which relate to operations in Australia. These loss carryforwards have an indefinite carryforward period and are available to offset future foreign taxable income. We have evaluated the realizability of the related deferred tax assets and concluded that it is more likely than not that the foreign loss carryforwards will not be realized. As a result, we have recorded a full valuation allowance against these deferred tax assets as of December 31, 2025.

The net deferred income tax liabilities are classified in the Consolidated Balance Sheets as follows:

	2025	2024
	(Dollars in thousands)	
Non-current deferred income tax benefits	$ —	$ 1,037
Non-current deferred income tax liabilities	(13,828)	(13,922)
Net deferred income tax liabilities	$ (13,828)	$ (12,885)

In accordance with the guidance in ASU 2023-09, below is a summary of income taxes paid, net of refunds, by jurisdiction for the year ended December 31, 2025:

	2025
	(Dollars in thousands)
U.S. Federal	$ 4,500
State	
Wisconsin	2,000
Other	222
Total U.S. and State	2,222
Foreign	133
Total cash taxes paid	$ 6,855

For the year ended December 31, 2024, prior to the adoption of ASU 2023-09, cash paid for income taxes, net of refunds, totaled $9.4 million.

Uncertain Tax Positions

We account for our uncertain tax positions in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 provides that the tax effects from an uncertain tax position can be recognized in our consolidated financial statements only if the position is more likely than not of being sustained on audit, based on the technical merits of the position.

The following table summarizes the activity related to our unrecognized tax benefits:

	2025	2024
	(Dollars in thousands)	
Unrecognized tax benefits balance at January 1,	$ 640	$ 608
Increases related to current year tax positions	—	32
Decreases due to lapsing of statute of limitations	(95)	—
Unrecognized tax benefits balance at December 31,	$ 545	$ 640

The unrecognized tax benefits at December 31, 2025 and 2024, both included $0.1 million of interest related to such positions. The unrecognized tax benefits, if ultimately recognized, would reduce our annual effective tax rate. The liabilities for potential interest are included in the Consolidated Balance Sheets at December 31, 2025 and 2024.

We file a U.S. federal income tax return, various U.S. state income tax returns and several foreign returns. In general, the 2021 through 2024 tax years remain subject to examination by those taxing authorities.

14. COMMITMENTS AND CONTINGENCIES

At December 31, 2025, we had commitments to purchase $30.2 million of inventory, all of which were due in less than one year.

At December 31, 2025, there were no material unrecorded contingencies.

15. SHARE REPURCHASE PROGRAM

In 1998, our share repurchase program was established. On several occasions since the program's inception, our Board of Directors increased the number of shares authorized for repurchase under the program. In total, 8.5 million shares have been authorized for repurchase.

In 2025, we purchased 176,691 shares at a total cost of $5.3 million through our share repurchase program. In 2024, we purchased 19,841 shares at a total cost of $0.6 million through our share repurchase program. As of December 31, 2025, there were 672,225 authorized shares remaining under the program.

16. EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share for the years ended December 31, 2025 and 2024:

	2025	2024
	(In thousands, except per share amounts)	
Numerator:		
Net earnings	$ 23,078	$ 30,320
Denominator:		
Basic weighted average shares outstanding	9,472	9,455
Effect of dilutive securities:		
Employee share-based awards	93	144
Diluted weighted average shares outstanding	9,565	9,599
Basic earnings per share	$ 2.44	$ 3.21
Diluted earnings per share	$ 2.41	$ 3.16

Diluted weighted average shares outstanding for 2025 and 2024 excluded share-based awards totaling 164,000 and 272,000, respectively, as the impact of such awards was anti-dilutive.

Unvested restricted stock awards provide holders with dividend rights prior to vesting, however, such rights are forfeitable if the awards do not vest. As a result, unvested restricted stock awards are not participating securities and are excluded from the computation of earnings per share.

17. SEGMENT INFORMATION

We have two reportable segments: North American wholesale operations ("Wholesale") and North American retail operations ("Retail"). This structure organizes the business into distinct categories based on sales channels. Our chief operating decision maker (our CEO) regularly reviews segment-level earnings from operations to assess segment performance and to allocate capital and personnel resources to the segments.

In the Wholesale segment, shoes are marketed through more than 10,000 footwear, department and specialty stores, primarily in the United States and Canada. Licensing revenues are also included in our Wholesale segment. We have licensing agreements with third parties who sell our branded apparel, accessories, and specialty footwear in the United States, as well as our footwear in Mexico and certain markets overseas. In 2025 and 2024, there was no single customer that accounted for or exceeded 10% of our total sales.

In the Retail segment, we operate e-commerce businesses and four brick and mortar retail stores in the United States. Retail sales are made directly to consumers on our websites, or by our employees in our stores. Retail stores sell our branded footwear, primarily Florsheim, and accessories.

The tables below present net sales, significant expenses, and earnings from operations by reportable segment, reconciled to total net sales, earnings from operations, and earnings before provision for income taxes. The significant expense categories and amounts align with the segment-level information that is regularly provided to the CEO. Corporate expenses are included in our Wholesale segment. The accounting policies of the segments are the same as those described in Note 2, Summary of Significant Accounting Policies.

	Wholesale	Retail	Total
		(Dollars in thousands)	
2025			
Product sales	$ 215,012	$ 35,716	$ 250,728
Licensing revenues	1,742	—	1,742
Net sales - reportable segments	216,754	35,716	252,470
Cost of Sales	135,561	12,249	
Selling and administrative expenses	54,579	20,189	
Earnings from operations - reportable segments	$ 26,614	$ 3,278	$ 29,892

Reconciliation of reportable segment net sales to total net sales

Net sales - reportable segments			$ 252,470
Other net sales [1]			23,699
Total net sales			$ 276,169

Reconciliation of reportable segment earnings from operations to total earnings from operations and earnings before provision for income taxes

Earnings from operations - reportable segments			$ 29,892
Other loss from operations [1]			(720)
Total earnings from operations			29,172
Interest income			2,967
Interest expense			(2)
Other expense, net			(105)
Earnings before provision for income taxes			$ 32,032

	Wholesale	Retail	Total
		(Dollars in thousands)	
2024			
Product sales	$ 225,907	$ 38,701	$ 264,608
Licensing revenues	2,033	—	2,033
Net sales - reportable segments	227,940	38,701	266,641
Cost of Sales	136,354	13,184	
Selling and administrative expenses	60,072	20,210	
Earnings from operations - reportable segments	$ 31,514	$ 5,307	$ 36,821

Reconciliation of reportable segment net sales to total net sales

Net sales - reportable segments			$ 266,641
Other net sales [1]			23,649
Total net sales			$ 290,290

Reconciliation of reportable segment earnings from operations to total earnings from operations and earnings before provision for income taxes

Earnings from operations - reportable segments			$ 36,821
Other loss from operations [1]			(207)
Total earnings from operations			36,614
Interest income			3,681
Interest expense			(15)
Other expense, net			(444)
Earnings before provision for income taxes			$ 39,836

[1] Other net sales and losses from operations were derived from our wholesale and retail operations in Australia and South Africa (collectively, "Florsheim Australia"), which do not meet the criteria for separate reportable segment classification. We ceased operations in the Asia-Pacific region in 2023 and completed the wind down of that business in 2024. Accordingly, 2025 operating results of the Other category only reflect the operations of Australia and South Africa.

Transactions between segments consist of sales from the Wholesale to Retail segment. Intersegment sales are valued at the cost of inventory plus an estimated cost to ship the products. Intersegment sales were $12.5 million in 2025. Intersegment sales have been eliminated and are excluded from net sales in the above table.

Other financial data by segment is disclosed below. Total assets and capital expenditures are not disclosed because our CEO does not review or allocate resources based on such information.

	2025	2024
	(Dollars in thousands)	
Depreciation and amortization[1]		
Wholesale[2]	$ 2,107	$ 1,802
Retail[2]	29	7
Other[3]	745	674
Total Depreciation and amortization	$ 2,881	$ 2,483

[1] The 2025 amount includes $.3 million of amortization expense related to Wholesale, whereas the 2024 amounts exclude amortization expense.
[2] The amounts of depreciation and amortization disclosed by reportable segment are included within segment selling and administrative expenses in the tables above.
[3] Other depreciation and amortization expense was incurred by Florsheim Australia's operating segments which are not reportable segments.

Geographic Segments

Financial information relating to our business by geographic area was as follows for the years ended December 31, 2025 and 2024:

	2025	2024
	(Dollars in thousands)	
Net Sales		
United States	$ 235,256	$ 248,577
Canada	17,214	18,064
Australia	21,299	20,826
Asia	—	438
South Africa	2,400	2,385
Total	$ 276,169	$ 290,290
Long-Lived Assets		
United States	$ 26,632	$ 73,980
Other[1]	12,768	11,867
	$ 39,400	$ 85,847

[1] In 2025, Other long-lived assets included $10.3 million of assets related to Florsheim Australia.

Net sales attributed to geographic locations are based on the location of the assets producing the sales. Long-lived assets by geographic location consist of property, plant and equipment (net), operating lease ROU assets, and an investment in real estate. In 2025, long-lived assets excluded goodwill and trademarks, whereas in 2024 such assets were included.

18. SHARE-BASED COMPENSATION PLANS

At December 31, 2025 we had two share-based compensation plans: the 2017 Incentive Plan (the "2017 Plan") and the 2024 Incentive Plan (collectively, "the Plans"). On May 7, 2024, the shareholders of Weyco Group, Inc. approved the 2024 Incentive Plan (the "2024 Plan") which allows for the grant of up to 1.5 million share-based awards to executives, directors, and other salaried employees. Awards available for grant under the 2024 Plan include restricted stock and options to purchase common stock of the Company, as well as other forms of share-based compensation. Awards are no longer granted under the 2017 Plan; however, awards previously granted under such plan continue in accordance with their terms.

Restricted stock awards were the only form of share-based compensation granted in 2025 and 2024. Restricted stock awards and stock options are valued at fair market value based on the Company's closing stock price on the grant date. Restricted stock granted in 2025 and 2024 vest ratably over five years. As of December 31, 2025, there were approximately 1.4 million shares remaining available for share-based awards under the 2024 Plan.

Upon vesting of restricted stock or the exercise of stock options, we may withhold shares to satisfy minimum statutory tax withholding requirements. The shares withheld have the effect of share repurchases by the Company as they reduce the number of shares that would have otherwise been issued. These transactions are accounted for as net share settlements and do not impact total compensation expense. During 2025, we withheld approximately 41,000 shares in connection with net share settlements. Cash paid for employees' tax obligations to taxing authorities totaled $0.2 million and $0.4 million in 2025 and 2024, respectively; such payments were reflected as a financing activity in the consolidated statements of cash flows.

In accordance with ASC 718, share-based compensation expense of $1.7 million and $1.5 million was recognized in 2025 and 2024, respectively, for stock options and restricted stock awards granted since 2020. An estimate of forfeitures, based on historical data, was included in the calculation of share-based compensation.

At December 31, 2025, there was $0.9 million of total unrecognized compensation cost related to non-vested stock options granted in the years 2021 through 2023 which is expected to be recognized over the weighted-average remaining vesting period of 2.1 years. At December 31, 2024, there was $1.4 million of total unrecognized compensation cost related to non-vested stock options granted in the years 2020 through 2023 which was expected to be recognized over the weighted-average remaining vesting period of 2.9 years.

The following tables summarize our stock option activity during the years ended December 31, 2025 and 2024:

Stock Options

| | Years ended December 31, | | | |
| | 2025 | | 2024 | |
Stock Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	563,760	$ 25.98	967,217	$ 26.22
Granted	—	—	—	—
Exercised	(44,685)	24.07	(389,597)	26.53
Forfeited or expired	(6,370)	26.35	(13,860)	26.61
Outstanding at end of year	512,705	$ 26.15	563,760	$ 25.98
Exercisable at end of year	353,064	$ 26.03	281,429	$ 26.50

	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Outstanding - December 31, 2025	5.4	$ 2,688,000
Exercisable - December 31, 2025	4.7	$ 2,019,000

The aggregate intrinsic value of outstanding and exercisable stock options is defined as the difference between the market value of our Company's common stock on December 31, 2025 of $30.59 and the exercise price multiplied by the number of in-the-money outstanding and exercisable stock options.

Non-vested Stock Options

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Non-vested - December 31, 2023	442,388	$ 24.93	$ 5.28
Granted	—	—	—
Vested	(150,057)	23.38	4.52
Forfeited	(10,000)	25.60	5.73
Non-vested - December 31, 2024	282,331	25.46	5.66
Granted	—	—	—
Vested	(117,340)	24.15	4.89
Forfeited	(5,350)	26.33	6.18
Non-vested - December 31, 2025	159,641	$ 26.40	6.22

The following table summarizes information about outstanding and exercisable stock options at December 31, 2025:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number of Options Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$18.00	81,470	4.7	$ 18.00	81,470	$ 18.00
$23.38 to $25.79	243,984	6.4	$ 24.79	133,951	$ 24.37
$27.94 to $37.22	187,251	4.5	$ 31.45	137,643	$ 32.40
	512,705	5.4	$ 26.15	353,064	$ 26.03

The following table summarizes our stock option activity for the years ended December 31:

	2025	2024
	(Dollars in thousands)	
Total intrinsic value of stock options exercised	$ 281	$ 3,706
Net proceeds from stock option exercises	$ 5	$ 51
Income tax benefit from the exercise of stock options	$ 73	$ 964
Total fair value of stock options vested	$ 574	$ 678

Restricted Stock

The following table summarizes our restricted stock award activity during the years ended December 31, 2025 and 2024:

	Shares of Restricted Stock	Weighted Average Grant Date Fair Value
Non-vested - December 31, 2023	69,090	$ 25.54
Issued	54,855	34.65
Vested	(30,255)	24.86
Forfeited	(725)	27.54
Non-vested - December 31, 2024	92,965	$ 31.12
Issued	65,350	30.04
Vested	(34,881)	29.27
Forfeited	(2,895)	31.54
Non-vested - December 31, 2025	120,539	$ 31.06

At December 31, 2025, we expected 120,539 shares of restricted stock to vest over a weighted-average remaining contractual term of 3.8 years. These shares had an aggregate intrinsic value of $3.7 million at December 31, 2025. The aggregate intrinsic value was calculated using the market value of our Company's common stock on December 31, 2025 of $30.59 multiplied by the number of non-vested restricted shares outstanding. The income tax benefit from the vesting of restricted stock for the years ended December 31 was $0.3 million in both 2025 and 2024.

19. VALUATION AND QUALIFYING ACCOUNTS

	Deducted from Assets		
	Credit Losses	Returns and Allowances	Total
	(Dollars in thousands)		
BALANCE, DECEMBER 31, 2023	$ 1,493	$ 1,017	$ 2,510
Add - Additions charged to earnings	110	4,781	4,891
Deduct - Charges for purposes for which reserves were established	(415)	(4,846)	(5,261)
BALANCE, DECEMBER 31, 2024	$ 1,188	$ 952	$ 2,140
Add - Additions charged to earnings	78	6,280	6,358
Deduct - Charges for purposes for which reserves were established	(224)	(5,883)	(6,107)
BALANCE, DECEMBER 31, 2025	$ 1,042	$ 1,349	$ 2,391

20. SUBSEQUENT EVENT

In early 2025, the U.S. imposed reciprocal and retaliatory ("incremental") tariffs on imported goods. Throughout 2025, incremental tariffs increased the cost of our products, resulting in gross margin compression.

On February 20, 2026, the U.S. Supreme Court ruled that the International Emergency Economic Powers Act (IEEPA) does not authorize the President to impose tariffs, invalidating the statutory basis for incremental tariffs enacted since February 2025. The matter has been remanded to the Court of International Trade for further proceedings, including issues relating to implementation and potential refunds. We paid approximately $16 million of incremental tariffs in 2025. In December 2025, we filed a lawsuit seeking a refund for amounts paid in connection with the incremental tariffs imposed pursuant to IEEPA.

The President responded to the ruling by announcing the implementation of a 10% across-the-board tariff under a separate statutory authority. The Administration has indicated that rates could be increased, subject to statutory limits. Certain other tariffs imposed under authorities independent of IEEPA remain in effect. U.S. trade policies remain fluid and unpredictable, creating near-term gross margin uncertainty. We have mitigation strategies in place and will continue to adjust as needed in response to future policy developments.

ITEM 9   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures designed to ensure that the information we must disclose in our filings with the SEC is recorded, processed, summarized and reported on a timely basis. Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in bringing to their attention on a timely basis material information relating to the Company required to be included in our periodic filings under the Exchange Act. Such officers have also concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in accumulating and communicating information in a timely manner, allowing timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting
The Company's management is responsible for establishing and maintaining effective internal control over financial reporting for the Company. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on the assessment, the Company's management has concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective based on those criteria.

The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's independent registered public accounting firm has audited the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting as of December 31, 2025, as stated in its report herein.

Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Weyco Group, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Weyco Group, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 13, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 13, 2026

ITEM 9B   OTHER INFORMATION

(a) None
(b) During the three months ended December 31, 2025, no director or Section 16 officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item is set forth within Part I, "Information About Executive Officers" of this Annual Report on Form 10-K and within our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 5, 2026 (the "2026 Proxy Statement") in sections entitled "Proposal One: Election of Directors," "Delinquent Section 16(a) Reports," "Audit Committee," "Code of Business Ethics," and "Insider Trading Policy and Other Governance Matters," and is incorporated herein by reference. Also available on our website are various documents relating to our corporate governance, including our "Code of Business Ethics."

ITEM 11   EXECUTIVE COMPENSATION

Information required by this Item is set forth in our 2026 Proxy Statement in sections entitled "Summary Compensation Table," "Outstanding Equity Awards at December 31, 2025," "Pension Benefits," "Employment Contracts and Potential Payments Upon Termination or Change of Control," "Director Compensation," and "Equity Grant and Approval of Timing Practices," and is incorporated herein by reference.

ITEM 12   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED

STOCKHOLDER MATTERS

Information required by this Item is set forth in our 2026 Proxy Statement in the sections entitled "Security Ownership of Management and Others" and is incorporated herein by reference.

The following table provides information about our equity compensation plans as of December 31, 2025:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders	512,705	$ 26.15	1,379,795
Equity compensation plans not approved by shareholders . . .	-	-	-
Total	**512,705**	**$ 26.15**	**1,379,795**

ITEM 13   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item is set forth within Part I, "Information About Executive Officers" and Part II, Item 8 "Financial Statements and Supplementary Data" (Footnote 9 – "Other Assets") of this Annual Report on Form 10-K, and in our 2026 Proxy Statement in sections entitled "Transactions with Related Persons" and "Director Independence," and is incorporated herein by reference.

ITEM 14   PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item is set forth in our 2026 Proxy Statement in the sections entitled "Audit and Non-Audit Fees," and "Pre-Approval Policy", and are incorporated herein by reference.

PART IV

ITEM 15   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Annual Report on Form 10-K:

   (1) Financial Statements - See the consolidated financial statements included in Part II, Item 8 "Financial Statements and Supplementary Data" in this 2025 Annual Report on Form 10-K.

   (2) Financial Statement Schedules – Financial statement schedules have been omitted because information required in these schedules is included in the Notes to Consolidated Financial Statements.

(b) List of Exhibits.

Exhibit	Description	Incorporation Herein By Reference To	Filed Herewith
3.1	Articles of Incorporation as Restated August 29, 1961, and Last Amended February 16, 2005	Exhibit 3.1 to Form 10-K for Year Ended December 31, 2004	
3.2	Amended and Restated Bylaws of Weyco Group, Inc., as amended March 4, 2025	Exhibit 3.1 to Form 8-K filed March 5, 2025	
4.1	Description of Securities of the Registrant	Exhibit 4.1 to Form 10-K for Year Ended December 31, 2019	
10.1*	Consulting Agreement - Thomas W. Florsheim, dated December 28, 2000	Exhibit 10.1 to Form 10-K for Year Ended December 31, 2001	
10.2*	Employment Agreement (Renewal) - Thomas W. Florsheim, Jr., dated January 1, 2026	Exhibit 10.1 to Form 8-K filed January 5, 2026	
10.3*	Employment Agreement (Renewal) - John W. Florsheim, dated January 1, 2026	Exhibit 10.2 to Form 8-K filed January 5, 2026	
10.4*	Excess Benefits Plan - Amended Effective as of January 1, 2008, and further Amended Effective December 31, 2016	Exhibit 10.8 to Form 10-K for Year Ended December 31, 2016	
10.5*	Pension Plan — Amended and Restated Effective January 1, 2006	Exhibit 10.7 to Form 10-K for Year Ended December 31, 2006	
10.5a*	Second Amendment to Weyco Group, Inc. Pension Plan, dated November 7, 2016	Exhibit 10.2 to Form 10-Q for the Quarter Ended September 30, 2016	
10.6*	Deferred Compensation Plan - Amended Effective as of January 1, 2008, and further Amended Effective December 31, 2016	Exhibit 10.10 to Form 10-K for Year Ended December 31, 2016	
10.7a	Credit Agreement, dated as of November 4, 2020, between Weyco Group, Inc. and Associated Bank National Association	Exhibit 10.1 to Form 10-Q for Quarter Ended September 30, 2020	
10.7b	First Amendment to Credit Agreement, dated November 4, 2021	Exhibit 10.1 to Form 10-Q for Quarter Ended September 30, 2021	
10.7c	Second Amendment to Credit Agreement, dated September 28, 2022	Exhibit 10.9 to Form 8-K filed September 30, 2022	
10.7d	Third Amendment to Credit Agreement, dated September 28, 2023	Exhibit 10.9 to Form 8-K filed September 29, 2023	
10.7e	Fourth Amendment to Credit Agreement, dated September 27, 2024	Exhibit 10.1 to Form 8-K filed October 1, 2024	
10.7f	Fifth Amendment to Credit Agreement, dated September 26, 2025	Exhibit 10.1 to Form 8-K filed October 1, 2025	

Exhibit	Description	Incorporation Herein By Reference To	Filed Herewith
10.8*	Weyco Group, Inc. 2017 Incentive Plan	Appendix A of the Weyco Group, Inc. Definitive Proxy Statement for its 2017 Annual Meeting, as filed with the SEC on March 31, 2017	
10.9*	Weyco Group, Inc. 2024 Incentive Plan	Appendix A of the Weyco Group, Inc. Definitive Proxy Statement for its 2024 Annual Meeting, as filed with the SEC on April 5, 2024	
10.10a*	Second Amendment to Weyco Group, Inc. 2024 Incentive Plan, dated August 5, 2025	Exhibit 10.1 to Form 10-Q for Quarter Ended June 30, 2025	
10.10b*	Form of non-qualified stock option agreement for the Weyco Group, Inc. 2024 Incentive Plan	Exhibit 10.2 to Form 10-Q for Quarter Ended June 30, 2024	
10.10c*	Form of restricted stock agreement for the Weyco Group, Inc. 2024 Incentive Plan	Exhibit 10.3 to Form 10-Q for Quarter Ended June 30, 2024	
10.10d*	Form of restricted stock agreement for the Weyco Group, Inc. 2024 Incentive Plan	Exhibit 10.4 to Form 10-Q for Quarter Ended June 30, 2024	
16	Letter from Baker Tilly US, LLP addressed to the SEC, dated November 5, 2024	Exhibit 16.1 to Form 8-K filed November 5, 2024	
19	Weyco Group, Inc. Insider Trading Policy	Exhibit 19 to Form 10-K for Year Ended December 31, 2024	
21	Subsidiaries of the Registrant		X
23.1	Consent of Deloitte & Touche LLP		X
23.2	Consent of Baker Tilly US, LLP		X
24	Power of Attorney	Signatures page	X
31.1	Certification of Chief Executive Officer		X
31.2	Certification of Chief Financial Officer		X
32	Section 906 Certification of Chief Executive Officer and Chief Financial Officer		X
97	Weyco Group, Inc. Executive Officer Compensation Recovery Policy	Exhibit 97 to Form 10-K for Year Ended December 31, 2023	
101	The following financial information from Weyco Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2025 formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2025 and 2024; (ii) Consolidated Statements of Earnings for the years ended December 31, 2025 and 2024; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2025 and 2024; (iv) Consolidated Statements of Equity for the years ended December 31, 2025 and 2024; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2025 and 2024; (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.		X

| 104 | The cover page from the Company's Annual Report on Form 10-K for the year-ended December 31, 2025, formatted in iXBRL (included in Exhibit 101). | X |

* Management contract or compensatory plan or arrangement

<u>ITEM 16</u>   <u>FORM 10-K SUMMARY</u>

None

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEYCO GROUP, INC.

By /s/ Judy Anderson   March 13, 2026
Judy Anderson, Vice President, Chief Financial Officer and
Secretary

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas W. Florsheim, Jr., John W. Florsheim, and Judy Anderson, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below, as of March 13, 2026, by the following persons on behalf of the registrant and in the capacities indicated.

/s/ Thomas W. Florsheim
Thomas W. Florsheim, Director and Chairman Emeritus

/s/ Thomas W. Florsheim, Jr.
Thomas W. Florsheim, Jr., Chairman of the Board
   and Chief Executive Officer (Principal Executive Officer)

/s/ John W. Florsheim
John W. Florsheim, President, Chief Operating Officer,
   Assistant Secretary and Director

/s/ Judy Anderson
Judy Anderson, Vice President, Chief
Financial Officer and Secretary (Principal Financial Officer)

/s/ Stephanie Liebl
Stephanie Liebl, VP of Finance
(Principal Accounting Officer)

/s/ Tina Chang
Tina Chang, Director

/s/ Cory L. Nettles
Cory L. Nettles, Director

/s/ Frederick P. Stratton, Jr.
Frederick P. Stratton, Jr., Director

/s/ Becky Kryger
Becky Kryger, Director

EXHIBIT 21

<u>WEYCO GROUP, INC.</u>

<u>SUBSIDIARIES OF THE REGISTRANT</u>

Name of Company	Incorporated In	Subsidiary Of
Weyco Investments, Inc.	Nevada	Weyco Group, Inc.
Weyco Sales, LLC	Wisconsin	Weyco Group, Inc.
Weyco Retail Corp.	Wisconsin	Weyco Group, Inc.
Florsheim Australia Pty Ltd	Australia	Weyco Group, Inc.
Florsheim South Africa Pty Ltd	South Africa	Florsheim Australia Pty Ltd

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-218516 and 333-281035 on Form S-8 of our reports dated March 13, 2026, relating to the financial statements of Weyco Group, Inc. and the effectiveness of Weyco Group, Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 13, 2026

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-218516 and 333-281035) of Weyco Group, Inc. of our report dated March 14, 2025, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ Baker Tilly US, LLP

Milwaukee, Wisconsin
March 13, 2026

EXHIBIT 31.1

<u>CERTIFICATION</u>

I, Thomas W. Florsheim, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Weyco Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2026

/s/ Thomas W. Florsheim, Jr.
Thomas W. Florsheim, Jr.
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Judy Anderson, certify that:

1. I have reviewed this annual report on Form 10-K of Weyco Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2026

/s/ Judy Anderson
Judy Anderson
Chief Financial Officer

EXHIBIT 32

CERTIFICATION OF PERIODIC FINANCIAL REPORTS

We, Thomas W. Florsheim, Jr., Chief Executive Officer, and Judy Anderson, Chief Financial Officer of Weyco Group, Inc., each certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K for the year ended December 31, 2025 (the "Periodic Report"), to which this statement is an exhibit fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of Weyco Group, Inc.

Dated: March 13, 2026

/s/ Thomas W. Florsheim, Jr.
Thomas W. Florsheim, Jr.
Chief Executive Officer

/s/ Judy Anderson
Judy Anderson
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in type form within the electronic version of this written statement required by Section 906, has been provided to Weyco Group, Inc. and will be retained by Weyco Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

DIRECTORS

Thomas W. Florsheim
Chairman Emeritus

Thomas W. Florsheim, Jr.
Chairman and Chief Executive Officer

John W. Florsheim
President, Chief Operating Officer and Assistant Secretary

Tina Chang
Chairman of the Board and Chief Executive Officer,
SysLogic, Inc.

Becky Kryger
Vice President and Global Controller, Clarios, LLC

Cory L. Nettles
Managing Director, Generation Growth Capital, Inc.

Frederick P. Stratton, Jr.
Chairman Emeritus, Briggs and Stratton Corporation

EXECUTIVE OFFICERS

Thomas W. Florsheim, Jr.
Chairman and Chief Executive Officer

John W. Florsheim
President, Chief Operating Officer and Assistant Secretary

Judy Anderson
Vice President, Chief Financial Officer and Secretary

Dustin Combs
Vice President, and President of BOGS Brand

Kate Destinon
Vice President, and President of Nunn Bush Brand

Jeff Douglass
Vice President, Marketing

Brian Flannery
Vice President, and President of Stacy Adams Brand

Kevin Schiff
Vice President, and President of Florsheim Brand

George Sotiros
Vice President, Distribution and Chief Information Officer

Damian Walton
Vice President, and President of Florsheim Australia

Joshua Wisenthal
Vice President, and President of Weyco Canada

Allison Woss
Vice President, Supply Chain

OFFICERS

Steve Baker
Vice President, Purchasing

Riley Combs
Vice President Sales, BOGS Brand

Kurt Easter
Vice President Sales, Nunn Bush Brand

Cesar Geronimo
Vice President, BOGS Product Development

Beverly Goldberg
Vice President Sales, Florsheim Brand

Stephanie Liebl
Vice President, Finance

DeAnna Osteen
Vice President, Human Resources

David Polansky
Vice President Sales, Stacy Adams Brand

Keven Ringgold
Vice President, Design

Jason Russ
Vice President, Information Systems

Maria Stavrides
Vice President, Weyco Canada

Sanjay Weerasooriya
Vice President, Chief Financial Officer of Florsheim Australia

———

Annual Meeting

Shareholders are invited to attend Weyco Group, Inc's 2025 Annual Meeting at 10:00 a.m. on May 5th, 2026 at the general offices of the Company: 333 West Estabrook Blvd, Glendale, Wisconsin 53212

Stock Exchange

The Company's Common Stock (symbol WEYS) is listed on the NASDAQ Stock Market (NASDAQ).

Transfer Agent and Registrar

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, New York 10005

Company Headquarters

Weyco Group, Inc.
333 West Estabrook Boulevard
Glendale, Wisconsin 53212
414.908.1600
www.weycogroup.com

FLORSHEIM

NUNN BUSH

STACY ADAMS

BOGS

WEYCO GROUP, INC.
333 WEST ESTABROOK BOULEVARD GLENDALE, WISCONSIN 53212
414.908.1600